FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

AstraZeneca

25 July 2024

H1 and Q2 2024 results

Strong underlying growth supports FY 2024 guidance upgrade, with both Total Revenue and Core EPS now expected to increase by a mid teens percentage at CER1

Revenue and EPS summary

	H1 2024	% Change		Q2 2024	% Change
	$m	Actual	CER	$m	Actual	CER
- Product Sales	24,629	15	18	12,452	14	18
- Alliance Revenue	939	50	50	482	42	42
- Collaboration Revenue	49	(78)	(78)	4	(98)	(98)
Total Revenue	25,617	15	18	12,938	13	17
Reported EPS	$2.65	13	23	$1.24	6	15
Core[2] EPS	$4.03	(1)	5	$1.98	(8)	(3)

Financial performance for H1 2024 (Growth numbers at constant exchange rates)

‒	Total Revenue up 18% to $25,617m, driven by an 18% increase in Product Sales and continued growth in Alliance Revenue from partnered medicines

‒	Total Revenue growth from Oncology was 22%, CVRM 22%, R&I 22%, and Rare Disease 15%

‒	Core Product Sales Gross Margin[3] of 82%

‒	Core Operating Margin of 33%

‒	Core Tax Rate of 20%

‒

Core EPS increased 5% to $4.03. The increase in Core EPS was lower than Total Revenue growth principally due to gains recognised in the prior year, specifically a $241m gain on the disposal of Pulmicort Flexhaler US rights (Q1 2023), and a $712m gain relating to updates to contractual arrangements for Beyfortus (Q2 2023)

‒	Interim dividend increased 7c to $1.00 (77.6 pence, 10.79 SEK) has been declared

‒

Guidance for FY 2024 increased, with Total Revenue and Core EPS anticipated to grow by a mid teens percentage at CER (previously a low double-digit to low teens percentage). An increase in Collaboration Revenue is not assumed in the upgraded guidance

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“Building on our strong growth in the first half of the year and continued underlying demand for our medicines we are upgrading our FY 2024 guidance for both Total Revenue and Core EPS.

At our Investor Day in May we set out a new revenue ambition to deliver $80 billion of Total Revenue by 2030. This is a clear reflection of the substantial growth potential we see from both our approved medicines and those in our late-stage pipeline. Already this year we have announced five positive, potentially practice-changing Phase III studies that are anticipated to meaningfully contribute to our growth.

In the year to date we have continued to make encouraging progress with several disruptive technologies, including antibody drug conjugates, bispecifics, cell and gene therapies, radioconjugates, and weight management medicines, all of which have the potential to drive our growth beyond 2030.”

Key milestones achieved since the prior results announcement

‒

Positive read-outs for Imfinzi in combination with chemotherapy in muscle-invasive bladder cancer (NIAGARA), Calquence in untreated mantle cell lymphoma (ECHO), Enhertu in HR-positive, HER2-low metastatic breast cancer (DESTINY-Breast06)

‒

US approvals for Imfinzi in combination with chemotherapy followed by Imfinzi monotherapy for primary advanced or recurrent endometrial cancer that is mismatch repair deficient (DUO-E). EU approvals for Truqap in combination with Faslodex for biomarker-positive estrogen receptor-positive, HER2‑negative advanced breast cancer (CAPItello-291), Tagrisso with the addition of chemotherapy for 1st-line EGFRm NSCLC (FLAURA2). Japan and China approvals for Tagrisso with the addition of chemotherapy for the 1st-line EGFRm NSCLC (FLAURA2)

Guidance

Due to strong underlying growth in Product Sales and Alliance Revenue, the Company raises its Total Revenue and Core EPS guidance for FY 2024 at CER, based on the average foreign exchange rates through 2023.

Total Revenue is expected to increase by a mid teens percentage

(previously a low double-digit to low teens percentage)

Core EPS is expected to increase by a mid teens percentage

(previously a low double-digit to low teens percentage)

‒	An increase in Collaboration Revenue is not assumed in the upgraded guidance (previously assumed a substantial increase)

‒

Other operating income is expected to decrease substantially (FY 2023 included a $241m gain on the disposal of Pulmicort Flexhaler US rights, and a $712m one-time gain relating to updates to contractual arrangements for Beyfortus)

‒	The Core Tax rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign exchange rates for July 2024 to December 2024 were to remain at the average rates seen in June 2024, it is anticipated that FY 2024 Total Revenue would incur a low single-digit percentage adverse impact compared to the performance at CER, and Core EPS would incur a mid single-digit percentage adverse impact. The Company’s foreign exchange rate sensitivity analysis is provided in Table 17.

Table 1: Key elements of Total Revenue performance in Q2 2024

	% Change
Revenue type	$m	Actual %	CER %
Product Sales	12,452	14	18
Alliance Revenue	482	42	42	● $344m Enhertu (Q2 2023: $255m) ● $104m Tezspire (Q2 2023: $62m)
Collaboration Revenue	4	(98)	(98)	● Q2 2023 included $180m for COVID-19 mAbs
Total Revenue	12,938	13	17
Therapy areas	$m	Actual %	CER %
Oncology	5,331	15	19	● Tagrisso up 8% (12% at CER) due to strong global demand, Calquence up 21% (22% at CER) with sustained leadership in 1L CLL. Enhertu Total Revenue up 46% (49% at CER)
CVRM	3,160	18	22	● Farxiga up 29% (32% at CER), Lokelma up 36% (41% at CER)
R&I	1,905	23	26	● Breztri up 44% (47% at CER). Saphnelo up 65%, Tezspire up 97% (>2x at CER), Symbicort up 20% (25% CER)
V&I	119	(57)	(53)	● The drop in V&I revenue was primarily driven by lower Collaboration Revenue from COVID-19 mAbs ● Beyfortus revenue was $35m (Q2 2023: $2m), which more than offset a $6m decline in Synagis
Rare Disease	2,147	10	14	● Ultomiris up 33% (36% at CER), partially offset by decline in Soliris of 14% (8% at CER) ● Strensiq up 13% (14% at CER) and Koselugo up 43% (45% at CER)
Other Medicines	276	(11)	(5)
Total Revenue	12,938	13	17
Regions	$m	Actual %	CER %
US	5,571	17	17
Emerging Markets	3,386	9	18
- China	1,630	13	18
- Ex-China Emerging Markets	1,756	5	18
Europe	2,732	24	24
Established RoW	1,249	(5)	6
Total Revenue	12,938	13	17

Key partnered medicines

‒	Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted $1,772m in H1 2024 (H1 2023: $1,169m).

‒	Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $507m in H1 2024 (H1 2023: $257m).

Table 2: Key elements of financial performance in Q2 2024

Metric	Reported	Reported change	Core	Core change	Comments[4]
Total Revenue	$12,938m	13% Actual 17% CER	$12,938m	13% Actual 17% CER	● See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	82%	Stable Actual Stable CER	83%	Stable Actual Stable CER	● Variations in Product Sales Gross Margin can be expected between periods due to product seasonality (e.g. FluMist and Beyfortus in H2), foreign exchange fluctuations and other effects
R&D expense	$3,008m	13% Actual 13% CER	$2,872m	12% Actual 13% CER	+ Increased investment in the pipeline ● Core R&D-to-Total Revenue ratio of 22% (Q2 2023: 22%)
SG&A expense	$4,929m	-1% Actual 1% CER	$3,735m	13% Actual 16% CER	+ Market development for recent launches and pre-launch activities ● Core SG&A-to-Total Revenue ratio of 29% (Q2 2023: 29%)
Other operating income and expense[5]	$60m	-92% Actual -92% CER	$60m	-92% Actual -92% CER	‒ The prior year quarter included a $712m gain relating to updates to contractual arrangements for Beyfortus
Operating Margin	21%	Stable Actual +1pp CER	32%	-6pp Actual -5pp CER	● See commentary above on Gross Margin, R&D, SG&A and Other operating income and expense
Net finance expense	$343m	-7% Actual -7% CER	$285m	10% Actual 10% CER	+ Higher level of Net debt
Tax rate	20%	+7pp Actual +7pp CER	19%	+2pp Actual +2pp CER	● Variations in the tax rate can be expected between periods
EPS	$1.24	6% Actual 15% CER	$1.98	-8% Actual -3% CER	● Further details of differences between Reported and Core are shown in Table 12

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Imfinzi	Primary advanced or recurrent endometrial cancer with mismatch repair deficiency (DUO-E)	Regulatory approval (US), CHMP positive opinion (EU)
	Imfinzi + Lynparza	Primary advanced or recurrent endometrial cancer with mismatch repair proficiency (DUO-E)	CHMP positive opinion (EU)
	Tagrisso	EGFRm NSCLC (1st-line) (FLAURA2)	Regulatory approval (EU, JP, CN)
	Truqap	Biomarker-positive ER-positive HER2-negative locally advanced or metastatic breast cancer (CAPItello-291)	Regulatory approval (EU)

Regulatory submissions or acceptances*	Tagrisso	EGFRm NSCLC (Stage III unresectable) (LAURA)	sNDA acceptance and Priority Review (US)
	Dato-DXd	Non-squamous NSCLC (2nd- and 3rd-line) (TROPION-Lung01)	Regulatory submission (EU)
	sipavibart	Prevention of COVID-19 (SUPERNOVA)	Regulatory submission (EU)

Major Phase III data readouts and other developments	Calquence	Mantle cell lymphoma (1st-line) (ECHO)	Primary endpoint met
	Dato-DXd	Locally advanced or metastatic NSCLC (TROPION-Lung01)	Dual primary endpoint OS not met in the intention to treat population
	Enhertu	HER2-low breast cancer (2nd-line) (DESTINY-Breast-06)	Primary endpoint met
	Imfinzi	Muscle-invasive bladder cancer (NIAGARA)	Primary endpoint met
	Imfinzi	Adjuvant use in early-stage PD-L1 ≥25% NSCLC (Adjuvant BR.31)	Primary endpoint not met

	Truqap	Locally advanced or metastatic TNBC (CAPItello-290)	Primary endpoint not met

	sipavibart	Prevention of COVID-19 (SUPERNOVA)	Primary endpoint met

*US, EU and China regulatory submission denotes filing acceptance

Upcoming pipeline catalysts

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Corporate and business development

In May 2024, AstraZeneca announced its intention to build a $1.5 billion manufacturing facility in Singapore for antibody drug conjugates (ADCs), enhancing global supply of its ADC portfolio. ADCs are next-generation treatments that deliver highly potent cancer-killing agents directly to cancer cells through a targeted antibody. The planned greenfield facility, supported by the Singapore Economic Development Board, will be AstraZeneca’s first end-to-end ADC production site, fully incorporating all steps of the manufacturing process at a commercial scale. Manufacturing of ADCs is a multi-step process that comprises antibody production, synthesis of chemotherapy drug and linker, conjugation of drug-linker to the antibody, and filling of the completed ADC substance.

In May 2024, AstraZeneca completed an additional $140m equity investment in Cellectis, a clinical-stage biotechnology company. The equity investment and a research collaboration agreement, announced in November 2023, will leverage the Cellectis proprietary gene editing technologies and manufacturing capabilities, to design up to 10 novel cell and gene therapy products for areas of high unmet need, including oncology, immunology and rare diseases. In Q4 2023, Cellectis received an initial payment of $105m from AstraZeneca, which comprised a $25m upfront cash payment under the terms of a research collaboration agreement and an $80m equity investment. Now that the additional $140m equity investment has closed, AstraZeneca holds a total equity stake of c.44% in Cellectis and AstraZeneca continues to treat its investment in Cellectis as an associate.

In June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., a clinical-stage biopharmaceutical company developing next-generation radioconjugates. The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments. The acquisition complements AstraZeneca’s leading oncology portfolio with the addition of the Fusion pipeline of radioconjugates, including FPI-2265, a potential new treatment for patients with mCRPC, and brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based radioconjugates to AstraZeneca. See Note 5 for further information.

In July 2024, AstraZeneca completed the acquisition of Amolyt Pharma, a clinical-stage biotechnology company focused on developing novel treatments for rare endocrine diseases. The acquisition bolsters the Alexion, AstraZeneca Rare Disease late-stage pipeline and expands on its bone metabolism franchise with the notable addition of eneboparatide (AZP-3601), a Phase III investigational therapeutic peptide with a novel mechanism of action designed to meet key therapeutic goals for hypoparathyroidism. In patients with hypoparathyroidism, a deficiency in parathyroid hormone production results in significant dysregulation of calcium and phosphate, which can lead to life-altering symptoms and complications, including chronic kidney disease. See Note 7 for further information.

Sustainability highlights

At the 77th World Health Assembly in Geneva, Switzerland in May, AstraZeneca convened Ministers of Health, industry, civil society and patient groups. Areas of focus for engagement, led by Ruud Dobber, EVP BioPharmaceuticals, included the need to increase early action to prevent, diagnose and treat disease and to accelerate collaboration to build resilient, equitable and net zero health systems.

Conference call

A conference call and webcast for investors and analysts will begin today, 25 July 2024, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its 9M and Q3 2024 results on 12 November 2024.

Conclusion of audit tender

Following a rigorous process, the audit tender for the Group’s external audit provider has now concluded. The Audit Committee has recommended, and the Board has endorsed, the appointment of KPMG as the Group’s external auditor for the financial year ending 31 December 2026. A resolution will be put to shareholders at the 2026 Annual General Meeting (AGM) to approve this appointment. It is intended that PwC, who have been the Group’s auditor since the year ended 31 December 2017, will continue as the Group’s auditors for the years ended 31 December 2024 and 2025 and will cease to hold office at the conclusion of the Company’s 2026 AGM.

Notes

A glossary of acronyms can be found at the end of this document.

1.	Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2024 vs. 2023. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
2.	Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 11 and Table 12 in the Financial performance section of this document.
3.	The calculations for Reported and Core Product Sales Gross Margin exclude the impact of Alliance Revenue and Collaboration Revenue.
4.	In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a ‘+’ symbol next to a comment related to the R&D expense indicates that the item resulted in an increase in the R&D spend relative to the prior year.
5.	Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company’s financial statements.

List of tables

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the six month period to 30 June 2024 (‘the half year’ or ‘H1 2024’) compared to the six month period to 30 June 2023 (‘H1 2023’).

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group’s Condensed consolidated financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items:

‒	Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

‒	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

‒

Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to Other payables assumed from the Alexion acquisition

‒	The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 61 of the Annual Report and Form 20-F Information 2023.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin is calculated by dividing the difference between Product Sales and Cost of Sales by the Product Sales. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 ‘Net debt’ included in the Notes to the Interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Total Revenue by therapy area and medicine6

	H1 2024				Q2 2024
			% Change				% Change
Total Revenue	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	10,440	41	19	22	5,331	41	15	19
- Tagrisso	3,203	13	10	13	1,608	12	8	12
- Imfinzi	2,259	9	20	25	1,147	9	13	18
- Calquence	1,508	6	27	28	790	6	21	22
- Lynparza	1,450	6	6	9	744	6	4	7
- Enhertu	932	4	61	62	472	4	46	49
- Zoladex	567	2	19	26	282	2	17	25
- Imjudo	136	1	35	38	74	1	17	19
- Truqap	142	1	n/m	n/m	92	1	n/m	n/m
- Orpathys	25	—	14	18	13	—	(5)	(1)
- Other Oncology	216	1	(21)	(15)	109	1	(17)	(11)
BioPharmaceuticals: CVRM	6,220	24	19	22	3,160	24	18	22
- Farxiga	3,836	15	35	38	1,945	15	29	32
- Brilinta	665	3	—	2	342	3	3	5
- Crestor	590	2	1	6	293	2	4	11
- Lokelma	249	1	26	30	136	1	36	41
- Seloken/Toprol-XL	315	1	(8)	(1)	150	1	(8)	—
- roxadustat	167	1	22	27	90	1	20	25
- Andexxa	105	—	18	21	59	—	29	35
- Wainua	21	—	n/m	n/m	16	—	n/m	n/m
- Other CVRM	272	1	(30)	(28)	130	1	(26)	(24)
BioPharmaceuticals: R&I	3,791	15	19	22	1,905	15	23	26
- Symbicort	1,491	6	16	19	722	6	20	25
- Fasenra	781	3	5	6	423	3	4	5
- Breztri	454	2	48	51	235	2	44	47
- Pulmicort	379	1	10	14	155	1	25	30
- Tezspire	280	1	>2x	>2x	160	1	97	>2x
- Saphnelo	203	1	77	77	112	1	65	65
- Airsupra	21	—	n/m	n/m	14	—	n/m	n/m
- Other R&I	181	1	(26)	(25)	83	1	(21)	(19)
BioPharmaceuticals: V&I	350	1	(45)	(42)	119	1	(57)	(53)
- Beyfortus	80	—	>10x	>10x	35	—	>10x	>10x
- Synagis	253	1	(11)	(6)	81	1	(6)	8
- COVID-19 mAbs	3	—	(99)	(99)	1	—	(99)	(99)
- FluMist	8	—	(34)	(36)	2	—	(84)	(84)
- Other V&I	6	—	(79)	(80)	—	—	n/m	n/m
Rare Disease	4,243	17	11	15	2,147	17	10	14
- Ultomiris	1,804	7	32	35	946	7	33	36
- Soliris	1,439	6	(13)	(8)	700	5	(14)	(8)
- Strensiq	653	3	16	18	340	3	13	14
- Koselugo	247	1	55	64	114	1	43	45
- Kanuma	100	—	17	20	47	—	3	8
Other Medicines	573	2	(9)	(2)	276	2	(11)	(5)
- Nexium	469	2	(6)	2	227	2	(10)	(3)
- Others	104	—	(21)	(18)	49	—	(16)	(12)
Total	25,617	100	15	18	12,938	100	13	17
[6]

The presentation of Table 4 has been updated to show Total Revenue by medicine, by including Alliance Revenue and Collaboration Revenue within each revenue figure. Previously, this table showed Product Sales for each medicine and therapy area, and the Company’s total Alliance Revenue and Collaboration Revenue were shown as separate lines at the bottom of the table.

Table 5: Alliance Revenue

	H1 2024				Q2 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu	683	73	44	44	344	71	35	36
Tezspire	180	19	72	72	104	22	67	67
Beyfortus	26	3	n/m	n/m	7	1	n/m	n/m
Other Alliance Revenue	50	5	4	4	27	6	17	17
Total	939	100	50	50	482	100	42	42

Table 6: Collaboration Revenue

	H1 2024				Q2 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Farxiga: sales milestones	49	100	96	96	4	100	>5x	>5x
COVID-19 mAbs: licence fees	—	—	n/m	n/m	—	—	n/m	n/m
Other Collaboration Revenue	—	—	(98)	(98)	—	—	n/m	n/m
Total	49	100	(78)	(78)	4	100	(98)	(98)

Table 7: Total Revenue by therapy area

	H1 2024				Q2 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	10,440	41	19	22	5,331	41	15	19
Biopharmaceuticals	10,362	40	14	17	5,184	40	15	19
CVRM	6,220	24	19	22	3,160	24	18	22
R&I	3,791	15	19	22	1,905	15	23	26
V&I	350	1	(45)	(42)	119	1	(57)	(53)
Rare Disease	4,243	17	11	15	2,147	17	10	14
Other Medicines	573	2	(9)	(2)	276	2	(11)	(5)
Total	25,617	100	15	18	12,938	100	13	17

Table 8: Total Revenue by region

	H1 2024				Q2 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	10,695	42	18	18	5,571	43	17	17
Emerging Markets	7,119	28	13	22	3,386	26	9	18
China	3,378	13	11	15	1,630	13	13	18
Emerging Markets ex. China	3,740	15	16	29	1,756	14	5	18
Europe	5,365	21	23	22	2,732	21	24	24
Established ROW	2,438	10	(5)	4	1,249	10	(5)	6
Total	25,617	100	15	18	12,938	100	13	17

Oncology

Oncology Total Revenue of $10,440m in H1 2024 increased by 19% (22% at CER), representing 41% of overall Total Revenue (H1 2023: 39%).

Tagrisso

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,203	1,282	919	628	374
Actual change	10%	16%	8%	16%	(11%)
CER change	13%	16%	16%	15%	(2%)

Region	Drivers and commentary
Worldwide	• Strong global demand for Tagrisso in adjuvant (ADAURA) and 1st -line settings (FLAURA, FLAURA2)
US	• Continued adjuvant and 1st-line demand growth
Emerging Markets	• Encouraging demand growth across markets despite local competition in China
Europe	• Continued demand growth in 1st-line and adjuvant settings
Established RoW	• Continued growth across indications, impacted by 10.5% mandatory price reduction in Japan effective from June 2023

Imfinzi

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,259	1,202	245	459	353
Actual change	20%	17%	35%	38%	7%
CER change	25%	17%	58%	36%	19%

Region	Drivers and commentary
Worldwide	• Continued growth driven by BTC (TOPAZ-1), HCC (HIMALAYA), and increased patient share in Stage IV NSCLC (POSEIDON) and extensive-stage SCLC (CASPIAN)
US	• Continued demand growth driven primarily by HCC and extensive-stage SCLC, having achieved peak market share and stabilisation in BTC
Emerging Markets	• New patient share growth across all indications • China growth driven largely by increasing demand in BTC
Europe	• Growth driven by share gains in extensive-stage SCLC and new launches in HCC, BTC and NSCLC
Established RoW	• Increased demand in GI indications, offset by a 25% mandatory price reduction in Japan effective from 1 February 2024

Calquence

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,508	1,048	75	320	65
Actual change	27%	21%	82%	42%	30%
CER change	28%	21%	>2x	41%	34%

Region	Drivers and commentary
Worldwide	• Sustained leadership in front-line CLL (ELEVATE-TN) and increased global penetration
US	• Growth driven by leading share of new patient starts in front-line CLL, and improved affordability
Europe	• Continued strong growth in front-line

Lynparza

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,450	607	320	398	125
Actual change	6%	5%	15%	9%	(14%)
CER change	9%	5%	26%	8%	(6%)

Region	Drivers and commentary
Worldwide

•

Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume

•

No Collaboration Revenue for Lynparza was recognised in either H1 2024 or H1 2023, hence the Product Sales numbers are identical to the Total Revenue numbers shown above

US	• Continued leadership within PARP inhibitor class despite competition, offset by negative class pressure and maturity
Emerging Markets	• Volume growth in China from increased share in newly diagnosed BRCA-mutated ovarian cancer (SOLO-1) and inclusion of HRD-positive ovarian cancer (PAOLA-1) on NRDL with no price reduction
Europe	• Demand growth driven by recent launches in mCRPC (PROpel) and early breast cancer (OlympiA)
Established RoW	• Demand growth from 1st-line ovarian cancer, offset by price reduction in Japan effective from November 2023

Enhertu

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	932	414	224	263	31
Actual change	61%	22%	>2x	>2x	>3x
CER change	62%	22%	>2x	>2x	>3x

Region	Drivers and commentary
Worldwide	• Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $1,772m in H1 2024 (H1 2023: $1,169m)
US

•

US in-market sales, recorded by Daiichi Sankyo, amounted to $865m in H1 2024 (H1 2023: $712m)

•

Continued demand across all indications with encouraging early launch following tumour-agnostic approval in April 2024 (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02)

Emerging Markets	• Sustained demand growth, with quarterly phasing impacted by launch-related inventory build in China in Q1 2024 and subsequent destocking
Europe	• Continued demand growth due to increasing adoption in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer
Established RoW	• AstraZeneca’s Alliance Revenue includes a mid single-digit percentage royalty on Daiichi Sankyo’s sales in Japan

Other Oncology medicines

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Zoladex	567	19%	26%	• Strong underlying growth in China and Emerging Markets and moderate growth in Europe offset by drop in Japan
Imjudo	136	35%	38%	• Continued growth across markets slightly offset by US inventory destocking in H1 2024
Truqap	142	n/m	n/m	• Strong demand growth with strong uptake in biomarker altered subgroup of HR-positive HER2-negative metastatic breast cancer (CAPItello-291)
Orpathys	25	14%	18%	• Demand in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations
Other Oncology	216	(21%)	(15%)	• Decline in Faslodex Total Revenue due to VBP implementation in China in March 2024 in addition to ongoing generic erosion in Europe

BioPharmaceuticals

BioPharmaceuticals Total Revenue increased by 14% (17% at CER) in H1 2024 to $10,362m, representing 40% of overall Total Revenue (H1 2023: 41%).

BioPharmaceuticals – CVRM

CVRM Total Revenue increased by 19% (22% at CER) to $6,220m in H1 2024 and represented 24% of overall Total Revenue (H1 2023: 24%).

Farxiga

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,836	869	1,474	1,233	260
Actual change	35%	37%	37%	45%	(5%)
CER change	38%	37%	44%	44%	3%

Region	Drivers and commentary
Worldwide
●
Farxiga volume is growing faster than the overall SGLT2 market in all major regions, driven by continued demand in heart failure and CKD
●
SGLT2 class growth underpinned by updated cardiorenal guidelines

US	● Growth driven by underlying demand in HFrEF and CKD ● Launch of an authorised generic in the first quarter of 2024
Emerging Markets	● Increased reimbursement supporting solid growth despite entry of generic competition in some markets ● Strong momentum in Latin America
Europe	● Continued strong class growth and market share gains fuelled by HFpEF approval in 2023 and guidelines updates
Established RoW	● Performance impacted by generic competition in Canada ● In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales

Other CVRM medicines

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Brilinta	665	—	2%	• Continued sales growth in Emerging Markets, decline in Est. RoW driven by generic competition in Canada
Crestor	590	1%	6%	• Continued sales growth in Emerging Markets
Seloken	315	(8%)	(1%)	• Stable following VBP implementation in China in 2022
Lokelma	249	26%	30%	• Strong growth in all major regions. Continued launches in new markets
roxadustat	167	22%	27%	• Increased demand in both the dialysis and non-dialysis-dependent populations. NRDL listing renewed
Andexxa	105	18%	21%	• Growth in all major regions
Wainua	21	n/m	n/m	• Encouraging launch uptake following ATTRv-PN approval in the US in December 2023
Other CVRM	272	(30%)	(28%)

BioPharmaceuticals – R&I

Total Revenue of $3,791m from R&I medicines increased 19% (22% at CER) and represented 15% of overall Total Revenue (H1 2023: 14%). This reflected growth in Fasenra, Tezspire, Breztri, Saphnelo and Airsupra, following its recent launch.

Fasenra

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	781	478	41	192	70
Actual change	5%	2%	45%	9%	(2%)
CER change	6%	2%	53%	8%	6%

Region	Drivers and commentary
Worldwide	• Continued asthma market share leadership in IL-5 class across major markets
US	• Maintained share of a growing severe asthma biologics market
Emerging Markets	• Continued strong demand growth driven by launch acceleration across key markets
Europe	• Expanded leadership in severe eosinophilic asthma
Established RoW	• In Japan, maintained class leadership in a broadly stable market

Breztri

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	454	225	131	65	33
Actual change	48%	37%	61%	80%	33%
CER change	51%	37%	69%	79%	44%

Region	Drivers and commentary
Worldwide	●Fastest growing medicine within the expanding FDC triple class, across major markets
US	●Consistent share growth within the expanding FDC triple class
Emerging Markets	●Maintained market share leadership in China with strong triple FDC class penetration ●Further expansion with launches in additional geographies
Europe	●Sustained growth across markets driven by new launches
Established RoW	●Increased market share in Japan

Tezspire

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	280	180	5	61	34
Actual change	>2x	72%	>10x	>3x	>2x
CER change	>2x	72%	>10x	>3x	>2x

Region	Drivers and commentary
Worldwide	● Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $507m in H1 2024 (H1 2023: $257m)
US	● Continued growth in total prescriptions, and maintained new-to-brand market share with majority of patients new-to-biologics
Europe	● Achieved new-to-brand leadership across multiple markets, new launches continue to progress
Established RoW	● Japan maintained new-to-brand leadership

Symbicort

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,491	598	450	286	157
Actual change	16%	38%	11%	—	(4%)
CER change	19%	38%	21%	(1%)	(2%)

Region	Drivers and commentary
Worldwide	● Symbicort remained the global market leader within a stable ICS/LABA class
US	● Continued strong demand for the authorised generic and favourable channel mix
Emerging Markets	● Strong demand growth
Europe	● Continued price and volume erosion from generics and a slowing overall market partially offset by growth in some markets within mild asthma
Established RoW	● Continued generic erosion in Japan

Other R&I medicines

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Pulmicort	379	10%	14%	● >80% of revenues from Emerging Markets
Saphnelo	203	77%	77%	● Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Established RoW
Airsupra	21	n/m	n/m	● Strong US launch momentum and volume uptake. Revenue in the period reflects introductory discounts as early access continues to build
Other R&I	181	(26%)	(25%)	● Generic competition

BioPharmaceuticals – V&I

Total Revenue from V&I medicines reduced by 45% (42% at CER) to $350m (H1 2023: $632m) and represented 1% of overall Total Revenue (H1 2023: 3%). Collaboration Revenue was $nil in the period (H1 2023: $190m).

V&I medicines

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Beyfortus	80	>10x	>10x
●
Product Sales recognises AstraZeneca’s sales of manufactured Beyfortus product to Sanofi
●
Alliance Revenue recognises AstraZeneca’s 50% share of gross profits on sales of Beyfortus in major markets outside the US, and 25% of brand revenues in rest of world markets
●
AstraZeneca has no participation in US profits or losses

Synagis	253	(11%)	(6%)	● Decline has been more than offset by Beyfortus growth
COVID-19 mAbs	3	(99%)	(99%)	● Decline in Evusheld sales and Collaboration Revenue (Total Revenue H1 2023: $306m)
FluMist	8	(34%)	(36%)
Other V&I	6	(79%)	(80%)	● Decline in Vaxzevria sales (H1 2023: $28m)

Rare Disease

Total Revenue from Rare Disease medicines increased by 11% (15% at CER) in H1 2024 to $4,243m, representing 17% of overall Total Revenue (H1 2023: 17%).

Ultomiris

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,804	1,032	66	411	295
Actual change	32%	27%	>2x	32%	42%
CER change	35%	27%	>2x	31%	58%

Region	Drivers and commentary
Worldwide
●
Growth due to increased use in neurology, geographic expansion, further patient demand and conversion from Soliris
●
The reported revenues for Ultomiris include sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the 10-20% of PNH patients who experience clinically significant EVH.
●
Voydeya is a strategic launch in this small subset of PNH patients. Voydeya ensures these patients can remain on the standard of care, Ultomiris

US	● Patient growth in gMG and newly launched NMOSD, continued conversion from Soliris
Emerging Markets	● Continued growth following launches in new markets
Europe
●
Strong demand growth following recent launches, particularly from neurology indications, accelerated conversion from Soliris in key markets, partially offset by price reductions to secure reimbursement for new indications

Established RoW	● Continued conversion from Soliris and strong demand following new launches

Soliris

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,439	808	255	260	116
Actual change	(13%)	(9%)	19%	(29%)	(33%)
CER change	(8%)	(9%)	54%	(30%)	(30%)

Region	Drivers and commentary
US	● Decline driven by successful conversion of Soliris patients to Ultomiris
Emerging Markets	● Growth driven by patient demand following launches in new markets
Europe	● Decline driven by biosimilar erosion in PNH and aHUS and successful conversion from Soliris to Ultomiris
Established RoW	● Decline driven by successful conversion from Soliris to Ultomiris

Strensiq

H1 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	653	529	31	48	45
Actual change	16%	17%	30%	14%	4%
CER change	18%	17%	47%	12%	15%

Region	Drivers and commentary
Worldwide	●Growth driven by strong patient demand

Other Rare Disease medicines

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Koselugo	247	55%	64%	●Driven by patient demand and expansion in new markets
Kanuma	100	17%	20%	●Continued global demand

Other medicines (outside the main therapy areas)

	H1 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Nexium	469	(6%)	2%	● Growth in Emerging Markets offset declines elsewhere
Others	104	(21%)	(18)%	● Continued impact of generic competition

Financial performance

Table 9: Reported Profit and Loss

	H1 2024	H1 2023	% Change		Q2 2024	Q2 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	25,617	22,295	15	18	12,938	11,416	13	17
- Product Sales	24,629	21,448	15	18	12,452	10,882	14	18
- Alliance Revenue	939	627	50	50	482	341	42	42
- Collaboration Revenue	49	220	(78)	(78)	4	193	(98)	(98)
Cost of sales	(4,401)	(3,865)	14	17	(2,183)	(1,960)	11	17
Gross profit	21,216	18,430	15	18	10,755	9,456	14	17
Distribution expense	(267)	(265)	1	3	(132)	(131)	1	4
R&D expense	(5,791)	(5,278)	10	10	(3,008)	(2,667)	13	13
SG&A expense	(9,424)	(9,045)	4	6	(4,929)	(4,986)	(1)	1
Other operating income & expense	127	1,163	(89)	(89)	60	784	(92)	(92)
Operating profit	5,861	5,005	17	25	2,746	2,456	12	20
Net finance expense	(645)	(654)	(1)	(4)	(343)	(367)	(7)	(7)
Joint ventures and associates	(19)	(1)	n/m	n/m	(6)	(1)	n/m	n/m
Profit before tax	5,197	4,350	19	29	2,397	2,088	15	24
Taxation	(1,089)	(726)	50	62	(469)	(268)	75	90
Tax rate	21%	17%			20%	13%
Profit after tax	4,108	3,624	13	23	1,928	1,820	6	15
Earnings per share	$2.65	$2.34	13	23	$1.24	$1.17	6	15

Table 10: Reconciliation of Reported Profit before tax to EBITDA

	H1 2024	H1 2023	% Change		Q2 2024	Q2 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	5,197	4,350	19	29	2,397	2,088	15	24
Net finance expense	645	654	(1)	(4)	343	367	(7)	(7)
Joint ventures and associates	19	1	n/m	n/m	6	1	n/m	n/m
Depreciation, amortisation and impairment	2,534	2,778	(9)	(9)	1,279	1,276	—	1
EBITDA	8,395	7,783	8	13	4,025	3,732	8	14

Table 11: Reconciliation of Reported to Core financial measures: H1 20247

			Intangible
			Asset
			Amortisation &			Core
	Reported	Restructuring	Impairments	Other	Core	% Change
H1 2024	$m	$m	$m	$m	$m	Actual	CER
Gross profit	21,216	36	19	—	21,271	14	17
Product Sales Gross Margin	82%				82%	-1pp	-1pp
Distribution expense	(267)	—	—	—	(267)	1	3
R&D expense	(5,791)	177	39	5	(5,570)	14	15
% of Total Revenue	23%				22%	—	+1pp
SG&A expense	(9,424)	138	1,884	254	(7,148)	13	15
% of Total Revenue	37%				28%	+1pp	+1pp
Total operating expense	(15,482)	315	1,923	259	(12,985)	13	15
Other operating income & expense	127	(2)	—	—	125	(89)	(89)
Operating profit	5,861	349	1,942	259	8,411	2	7
Operating Margin	23%				33%	-4pp	-3pp
Net finance expense	(645)	—	—	115	(530)	6	3
Taxation	(1,089)	(80)	(368)	(71)	(1,608)	13	19
EPS	$2.65	$0.17	$1.01	$0.20	$4.03	(1)	5

Table 12: Reconciliation of Reported to Core financial measures: Q2 20247

			Intangible
			Asset
			Amortisation &			Core
	Reported	Restructuring	Impairments	Other	Core	% Change
Q2 2024	$m	$m	$m	$m	$m	Actual	CER
Gross profit	10,755	16	9	—	10,780	13	17
Product Sales Gross Margin	82%				83%	—	—
Distribution expense	(132)	—	—	—	(132)	1	4
R&D expense	(3,008)	97	35	4	(2,872)	12	13
% of Total Revenue	23%				22%	—	+1pp
SG&A expense	(4,929)	41	943	210	(3,735)	13	16
% of Total Revenue	38%				29%	—	—
Total operating expense	(8,069)	138	978	214	(6,739)	12	14
Other operating income & expense	60	—	—	—	60	(92)	(92)
Operating profit	2,746	154	987	214	4,101	(4)	1
Operating Margin	21%				32%	-6pp	-5pp
Net finance expense	(343)	—	—	58	(285)	10	10
Taxation	(469)	(35)	(185)	(52)	(741)	7	13
EPS	$1.24	$0.08	$0.51	$0.15	$1.98	(8)	(3)
[7]	The presentation of this table has been updated by removing the “Acquisition of Alexion” column due to immateriality of items in this category

Profit and Loss drivers

Gross profit

‒	The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue

‒	The change in Product Sales Gross Margin (Reported and Core) in H1 2024 was impacted by:

‒	Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin

‒

Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Product Sales Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The growth in Beyfortus also has a dilutive impact on Product Sales Gross Margin, as AstraZeneca is responsible for manufacturing, and Sanofi is responsible for distribution. AstraZeneca records its sales to Sanofi as Product Sales, and those sales generate a lower Product Sales Gross Margin than the Company average

‒	Dilutive effects from geographic mix. In Emerging Markets, the Product Sales Gross Margin tends to be below the Company average

‒	Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects

R&D expense

‒	The change in R&D expense (Reported and Core) in the period was impacted by:

‒	Positive data read-outs for several high priority medicines that have ungated late-stage trials

‒	Investment in platforms, new technology and capabilities to enhance R&D capabilities

‒	Addition of R&D projects following completion of previously announced business development activity including Icosavax, Gracell and Fusion

‒	The change in Reported R&D expense was also impacted by intangible asset impairments in the prior period

SG&A expense

‒	The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands

Other operating income and expense

‒

In the prior year period, Other operating income and expense included a $241m gain on the disposal of the US rights to Pulmicort Flexhaler and a $712m gain relating to updates to contractual arrangements for Beyfortus

Net finance expense

‒	Core Net finance expense increased 6% (3% increase at CER) principally due to the higher level of gross debt partially offset by the higher level of cash and short-term investments.

Taxation

‒	The effective Reported Tax rate for the six months to 30 June 2024 was 21% (H1 2023: 17%) and the effective Core Tax rate was 20% (H1 2023: 18%)

‒	The cash tax paid for the six months to 30 June 2024 was $1,337m (H1 2023: $1,061m), representing 26% of Reported Profit before tax (H1 2023: 24%)

Dividend

‒	An Interim dividend of $1 per share (77.6 pence, 10.79 SEK) has been declared.

Table 13: Cash Flow summary

	H1 2024	H1 2023	Change
	$m	$m	$m
Reported Operating profit	5,861	5,005	856
Depreciation, amortisation and impairment	2,534	2,778	(244)
Movement in working capital and short-term provisions	(584)	(747)	163
Gains on disposal of intangible assets	(21)	(249)	228
Fair value movements on contingent consideration arising from business combinations	251	202	49
Non-cash and other movements	(550)	(594)	44
Interest paid	(583)	(483)	(100)
Taxation paid	(1,337)	(1,061)	(276)
Net cash inflow from operating activities	5,571	4,851	720
Net cash inflow before financing activities	286	3,085	(2,799)
Net cash inflow/(outflow) from financing activities	806	(3,550)	4,356

The change in Net cash inflow before financing activities in the half year to 30 June 2024 is primarily driven by the movement in Acquisitions of subsidiaries, net of cash acquired and initial investment, of $2,771m, and relates to the acquisition of Gracell Biotechnologies, Inc. for $774m and acquisition of Fusion Pharmaceuticals Inc., for $1,997m as compared to the acquisition of Neogene Therapeutics, Inc. for $189m in H1 2023.

The increase in Net cash inflow/(outflow) from financing activities of $4,356m is primarily driven by the increase in Issue of loans and borrowings of $1,160m, by the decrease in Repayment of loans and borrowings of $765m and the increase in Movement in short-term borrowings of $2,431m mainly due to the Commercial paper issued during the half year for $2,453m.

Capital expenditure

Capital expenditure amounted to $799m in H1 2024 (H1 2023: $517m). Capital expenditure is expected to increase substantially in 2024, driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Table 14: Net debt summary

	At 30	At 31	At 30
	Jun 2024	Dec 2023	Jun 2023
	$m	$m	$m
Cash and cash equivalents	6,916	5,840	5,664
Other investments	160	122	148
Cash and investments	7,076	5,962	5,812
Overdrafts and short-term borrowings	(596)	(515)	(421)
Commercial paper	(2,453)	—	—
Lease liabilities	(1,241)	(1,128)	(953)
Current instalments of loans	(2,018)	(4,614)	(4,135)
Non-current instalments of loans	(27,225)	(22,365)	(24,329)
Interest-bearing loans and borrowings (Gross debt)	(33,533)	(28,622)	(29,838)
Net derivatives	133	150	56
Net debt	(26,324)	(22,510)	(23,970)

Net debt increased by $3,814m in the six months to 30 June 2024 to $26,324m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company’s solicited credit ratings and further details on Net debt are disclosed in Note 3.

Capital allocation

The Board’s aim is to continue to strike a balance between the interests of the business, financial creditors and the Company’s shareholders. The Company’s capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.7% Notes due 2024, 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC’s reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 15: Obligor group summarised Statement of comprehensive income

	H1 2024	H1 2023
	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	—	(2)
Loss for the period	(545)	(480)
Transactions with subsidiaries that are not issuers or guarantors	964	9,487

Table 16: Obligor group summarised Statement of financial position

	At 30 Jun 2024	At 30 Jun 2023
	$m	$m
Current assets	13	7
Non-current assets	—	—
Current liabilities	(4,795)	(4,091)
Non-current liabilities	(27,133)	(24,165)
Amounts due from subsidiaries that are not issuers or guarantors	20,730	15,761
Amounts due to subsidiaries that are not issuers or guarantors	—	(290)

Foreign exchange

The Company’s transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies’ reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge. In addition, the Company’s external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 17: Currency sensitivities

The Company provides the following information on currency-sensitivity:

						Annual impact ($m) of
						5% strengthening
		Average				(FY 2024 average rate
		rates vs. USD				vs. FY 2023 average) [8]
								Core
		FY	YTD	Change	June	Change	Total	Operating
Currency	Primary Relevance	2023[9]	2024[10]	(%)	2024[11]	(%)	Revenue	Profit
EUR	Total Revenue	0.92	0.93	(0)	0.93	(0)	397	179
CNY	Total Revenue	7.09	7.23	(2)	7.27	(3)	322	182
JPY	Total Revenue	140.60	152.26	(8)	158.03	(11)	177	119
Other[12]							453	227
GBP	Operating expense	0.80	0.79	2	0.79	2	60	(126)
SEK	Operating expense	10.61	10.54	1	10.49	1	9	(63)
[8]	Based on best prevailing assumptions around currency profiles.
[9]	Based on average daily spot rates 1 Jan 2023 to 31 Dec 2023.
[10]	Based on average daily spot rates 1 Jan 2024 to 30 Jun 2024.
[11]	Based on average daily spot rates 1 Jun 2024 to 30 Jun 2024.
[12]	Other currencies include AUD, BRL, CAD, KRW and RUB.

Related-party transactions

There have been no significant related-party transactions in the period.

Principal risks and uncertainties

The Principal Risks and uncertainties facing the Group are set out on pages 54 to 57 of the Annual Report and Form 20-F Information 2023, and summarised below. They are not expected to change in respect of the second six months of the financial year and remain appropriate for the Group. In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2023 are:

1.	Product pipeline: failure or delay in the delivery of AstraZeneca’s pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval

2.	Commercialisation risks: pricing, affordability, access and competitive pressures; failures or delays in the quality or execution of the Group’s commercial strategies

3.

Supply-chain and business-execution risks: failure to maintain supply of compliant, quality medicines; failure in information technology or cybersecurity; failure to attract, develop, engage and retain a diverse, talented and capable workforce

4.	Legal, regulatory and compliance risks: safety and efficacy of marketed medicines is questioned; adverse outcome of litigation and / or governmental investigations; IP risks related to our products

5.	Economic and financial risks: failure to achieve strategic plans or meet targets or expectations; geopolitical and / or macroeconomic volatility disrupts the operation of our global business

Sustainability

AstraZeneca released its first Sustainability Impact Publication as a complement to its ninth annual Sustainability Report. This publication spotlights the diverse ways in which the Company is contributing to the health of people, society and the planet.

Access to healthcare

‒

At the 77th World Health Assembly (WHA) in Geneva, Switzerland in May, AstraZeneca convened Ministers of Health, industry, civil society and patient groups. Areas of focus for engagement, led by Ruud Dobber, EVP BioPharmaceuticals, included the need to increase early action to prevent, diagnose and treat disease and to accelerate collaboration to build resilient, equitable and net zero health systems

‒

At the WHA, AstraZeneca launched the expansion of its flagship Healthy Heart Africa programme to include chronic kidney disease as well as cardiovascular disease, recognising the growing burden of non-communicable diseases (NCDs) in Africa. As of May 2024, HHA has conducted more than 57 million screenings for high blood pressure and identified more than 11.3 million elevated readings, with 4.5 million patients diagnosed with hypertension since launch

‒

Also at the WHA, the Lung Ambition Alliance, of which the Company is a founding member, launched the Saving Lives from Lung Cancer platform and a calculator tool developed by AstraZeneca to support policymakers and the lung cancer community in identifying high-risk populations for early intervention

‒

The Partnership for Health System Sustainability and Resilience (PHSSR) held its third Summit during the Abu Dhabi Global Healthcare Week in May, bringing together more than 200 healthcare leaders from the Middle East, Africa and beyond including three Ministers of Health and 29 speakers, to drive forward the dialogue on investing in strengthening health systems. PHSSR also hosted local events in Taiwan, Portugal and the Netherlands during the quarter. In addition, insights from the PHSSR Asia-Pacific report were shared with a delegation from Korea at WHA

‒

A survey of more than 600 employees in 16 countries where the Young Health Programme (YHP) is active showed that more than 95% of employees feel proud to be associated with the YHP. With its expansion into the Philippines, the programme is now active in 41 countries globally. In recognition of the impact of the YHP, AstraZeneca was the only corporate partner invited to speak at UNICEF’s Annual Meeting attended by UNICEF’s 33 CEOs and their Board Chairs in high-income countries

‒

In June, the Company expanded its partnership with Direct Relief, approving the humanitarian organisation as a global medicine donation partner, enabling medicine donation to support global humanitarian relief efforts

Environmental protection

‒

AstraZeneca received multiple recognitions for its sustainability leadership this quarter, including retaining its EcoVadis Gold Medal ranking for the second consecutive year. This reflects its place in the top three percent of companies evaluated on environment, labour and human rights, ethics and sustainable procurement. The Company was also recognised in the 2024 FT Europe Climate Leaders list, where it was the top pharmaceutical company for the second year in a row

‒

AstraZeneca is collaborating with the World Business Council for Sustainable Development and its peers to develop a Roadmap to Nature Positive for the pharmaceutical sector, announced in May. The Roadmap will offer sector-specific guidance to accelerate toward nature positive, in alignment with the Taskforce for Nature-related Financial Disclosures, Science-based Targets Network and the EU’s Corporate Sustainability Reporting Directive

‒

Pam Cheng, Executive Vice President of Global Operations and IT and Chief Sustainability Officer, joined a Global Health Leaders panel at the inaugural Climate and Health Day of the US Climate Action Summit. Leaders from government, industry, philanthropy and finance discussed the critical need to drive coordinated action on the climate and health nexus

Ethics and transparency

‒

AstraZeneca shared a new Diversity in Clinical Trials Standard internally for use across all therapy areas in R&D. This outlines the Company’s mandatory principles on diversity for all AstraZeneca-sponsored clinical trials, in line with regulatory requirements, and reflects the Company’s unwavering commitment to ensuring its clinical trials are representative of diverse populations

‒

Approximately 6,500 colleagues across 10 regions and 16 business units took the time to respond to AstraZeneca’s second employee Ethics Survey. An analysis of 2023 results showed employee feedback continues to be positive, with 97% of respondents confirming they know how to raise an ethical concern and 87% confirming that it is easy to do the right thing in their day-to-day work

‒

The Company released new guidance on the selection, design, installation and maintenance of solar Photovoltaic (PV) power systems, which highlights the importance of conducting due diligence on human rights risks associated with new solar PV projects

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 25 April 2024, up to and including events on 24 July 2024.

A comprehensive view of AstraZeneca’s pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the American Society of Clinical Oncology (ASCO) in May and June 2024 and European Hematology Association (EHA) in June 2024. At ASCO, AstraZeneca presented more than 100 abstracts featuring 25 approved and potential new medicines across the Company’s diverse oncology portfolio and pipeline, including two late-breaking plenary presentations, a special late-breaking abstract session presentation and 15 oral presentations. At EHA, AstraZeneca presented 17 abstracts including one oral presentation and 10 posters across one approved and four investigational products.

Tagrisso

Event		Commentary
Presentation: ASCO	LAURA

Primary analysis of the Phase III LAURA trial, presented at ASCO, showed Tagrisso reduced the risk of disease progression or death by 84% compared to placebo (HR 0.16, 95% CI 0.10-0.24, p<0.001) as assessed by BICR. Median PFS was 39.1 months in patients treated with Tagrisso versus 5.6 months for placebo.

sNDA acceptance and Priority Review	US	For the treatment of adult patients with unresectable, Stage III EGFRm NSCLC after chemoradiotherapy. (LAURA, June 2024)
Approvals	Japan, China

Tagrisso with the addition of pemetrexed and platinum-based chemotherapy for the 1st-line treatment of adult patients with locally advanced or metastatic EGFRm NSCLC whose tumours have exon 19 deletions or exon 21 (L858R) mutations. (FLAURA2, June 2024)

Approval	Europe

Tagrisso with the addition of pemetrexed and platinum-based chemotherapy for the 1st-line treatment of adult patients with advanced EGFRm NSCLC whose tumours have exon 19 deletions or exon 21 (L858R) mutations. (FLAURA2, July 2024)

Imfinzi and Imjudo

Event		Commentary
Presentation: ASCO	ADRIATIC

Planned interim analysis of the Phase III ADRIATIC trial, presented at ASCO, demonstrated Imfinzi reduced the risk of death by 27% versus placebo (OS HR 0.73, 95% CI 0.57-0.93, p=0.0104) with an estimated 57% of patients treated with Imfinzi alive at three years compared to 48% on placebo. (June 2024)

Approval	US

Imfinzi in combination with carboplatin and paclitaxel followed by Imfinzi monotherapy for treatment for adult patients with primary advanced or recurrent endometrial cancer that is mismatch repair deficient. (DUO-E, June 2024)

Phase III data readout	NIAGARA

Met primary endpoint, with Imfinzi in combination with chemotherapy demonstrating a statistically significant and clinically meaningful improvement in the primary endpoint of event-free survival and the key secondary endpoint of OS versus neoadjuvant chemotherapy for patients with muscle-invasive bladder cancer. (June 2024)

Trial update	BR.31

BR.31 Phase III trial for Imfinzi in early-stage (IB-IIIA) NSCLC after complete tumour resection in patients whose tumours express PD-L1 on 25% or more tumour cells did not achieve statistical significance for the primary endpoint of disease-free survival versus placebo. (June 2024)

CHMP positive opinion	Europe

Imfinzi plus chemotherapy as 1st-line treatment followed by Lynparza and Imfinzi for patients with mismatch repair proficient disease. Imfinzi plus chemotherapy followed by Imfinzi alone for patients with mismatch repair deficient disease. (DUO-E, July 2024)

Lynparza

Event		Commentary
CHMP positive opinion	Europe	Imfinzi plus chemotherapy as 1st-line treatment followed by Lynparza and Imfinzi for patients with mismatch repair proficient disease. (DUO-E, July 2024)

Enhertu

Event		Commentary
Phase III readout and presentation: ASCO	DESTINY-Breast06

Met primary endpoint, demonstrating Enhertu resulted in a statistically significant and clinically meaningful improvement in PFS in HR-positive, HER2-low metastatic breast cancer following one or more lines of endocrine therapy. (April 2024)

Primary analysis of the Phase III DESTINY-Breast06 trial, presented at ASCO, demonstrated Enhertu resulted in a statistically significant and clinically meaningful improvement in PFS compared to standard-of-care chemotherapy in patients with HR-positive, HER2-low metastatic breast cancer (HR 0.62, 95% CI 0.51-0.74, p<0.0001). Enhertu also demonstrated a statistically significant and clinically meaningful improvement in the overall trial population (patients with HR-positive, HER2-low and HER2-ultralow disease) (HR 0.63, 95% CI 0.53-0.75, p<0.0001). (June 2024)

Calquence

Event		Commentary
Phase III readout and presentation: EHA	ECHO

Met primary endpoint with Calquence combination regimen demonstrating a statistically significant and clinically meaningful improvement in PFS in 1st-line mantle cell lymphoma. (May 2024)

Interim analysis of the Phase III ECHO trial, presented at EHA, demonstrated Calquence in combination with standard-of-care chemoimmunotherapy, bendamustine and rituximab, resulted in a statistically significant and clinically meaningful 27% reduction in risk of progression or death versus standard of care in previously untreated adult patients with mantle cell lymphoma (HR 0.73, 95% CI 0.57-0.94, p=0.016). The secondary endpoint of OS showed a favourable trend for the Calquence combination compared to chemoimmunotherapy (HR 0.86; 95% CI 0.65-1.13; p=0.2743, not statistically significant, follow-up continues). (June 2024)

Truqap

Event		Commentary
Phase III trial update	CAPItello-290

CAPItello-290 Phase III trial for Truqap in combination with paclitaxel in patients with locally advanced or metastatic TNBC did not meet the dual primary endpoints of improvement in OS vs paclitaxel in combination with placebo in either the overall trial population or in a subgroup of patients with tumours harbouring specific biomarker alterations (PIK3CA, AKT1 or PTEN). (June 2024)

Approval	Europe

In combination with Faslodex for the treatment of adult patients with estrogen receptor-positive, HER2-negative locally advanced or metastatic breast cancer with one or more PIK3CA, AKT1, or PTEN-alterations following recurrence or progression on or after an endocrine-based regimen. (CAPItello-291, June 2024)

Datopotamab deruxtecan (Dato-DXd)

Event		Commentary
Phase IIII trial update	TROPION-Lung01

Dual primary endpoint of improvement in overall survival for Dato-DXd versus docetaxel not met. Numerical improvement in overall survival compared to docetaxel in the overall trial population of patients with locally advanced or metastatic NSCLC. In the prespecified subgroup of patients with non-squamous NSCLC, Dato-DXd showed a clinically meaningful improvement in OS compared to docetaxel. (May 2024)

BioPharmaceuticals – CVRM

Farxiga

Event		Commentary
Approval	US	Improvement of glycaemic control in paediatric patients with type-2 diabetes aged 10 years and older (T2NOW, June 2024)

AZD0780 (oral PCSK9)

Event	Commentary
Presentation: European Atherosclerosis Society

Positive Phase I data demonstrating a statistically significant reduction of 52% in LDL-C levels on top of rosuvastatin treatment, with 78% total reduction from baseline, in treatment-naive participants with hypercholesterolaemia. (May 2024)

BioPharmaceuticals – R&I

Tezspire

Event		Commentary
Presentation: American Thoracic Society	COURSE

Results from the COURSE Phase II trial demonstrated that treatment with Tezspire led to a 17% numerical reduction in the annual rate of moderate or severe COPD exacerbations compared to placebo at week 52. In patients with blood eosinophil counts of 150 cell/µl or more, treatment with Tezspire led to a nominally significant reduction of 37% in the rate of moderate or severe exacerbations compared to placebo. (May 2024)

Phase III readout	DIRECTION

Met the primary endpoint, demonstrating a statistically significant reduction in annual asthma exacerbation rate (AAER) over 52 weeks compared to placebo in patients in China with a history of uncontrolled asthma. (July 2024)

BioPharmaceuticals – V&I

sipavibart (COVID-19 mAb)

Event		Commentary
Phase III readout	SUPERNOVA

Positive high-level results from the SUPERNOVA Phase III trial showed sipavibart demonstrated a statistically significant reduction in the incidence of symptomatic COVID-19 in an immunocompromised patient population. The trial was conducted during an evolving variant landscape in which COVID-19 cases captured over the course of the trial were caused by several different SARS-CoV-2 variants. (May 2024)

Rare Disease

AstraZeneca presented new clinical data from the industry’s largest and broadest amyloidosis pipeline at the International Symposium on Amyloidosis (ISA) in May 2024. Clinical data was presented on ALXN2220 and anselamimab, which are being evaluated in Phase III clinical trials for ATTR and light chain (AL) amyloidosis, respectively.

Interim financial statements

Table 18: Condensed consolidated statement of comprehensive income: H1 2024

For the half year ended 30 June	2024	2023
	$m	$m
Total Revenue	25,617	22,295
Product Sales	24,629	21,448
Alliance Revenue	939	627
Collaboration Revenue	49	220
Cost of sales	(4,401)	(3,865)
Gross profit	21,216	18,430
Distribution expense	(267)	(265)
Research and development expense	(5,791)	(5,278)
Selling, general and administrative expense	(9,424)	(9,045)
Other operating income and expense	127	1,163
Operating profit	5,861	5,005
Finance income	211	141
Finance expense	(856)	(795)
Share of after tax losses in associates and joint ventures	(19)	(1)
Profit before tax	5,197	4,350
Taxation	(1,089)	(726)
Profit for the period	4,108	3,624

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	101	7
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	89	(48)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	12	4
Tax on items that will not be reclassified to profit or loss	(27)	(5)
	175	(42)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(554)	105
Foreign exchange arising on designated liabilities in net investment hedges	(96)	(101)
Fair value movements on cash flow hedges	(138)	89
Fair value movements on cash flow hedges transferred to profit and loss	102	(71)
Fair value movements on derivatives designated in net investment hedges	45	40
Gains/(costs) of hedging	14	(1)
Tax on items that may be reclassified subsequently to profit or loss	38	12
	(589)	73
Other comprehensive (expense)/income, net of tax	(414)	31
Total comprehensive income for the period	3,694	3,655
Profit attributable to:
Owners of the Parent	4,106	3,621
Non-controlling interests	2	3
	4,108	3,624
Total comprehensive income attributable to:
Owners of the Parent	3,692	3,652
Non-controlling interests	2	3
	3,694	3,655
Basic earnings per $0.25 Ordinary Share	$2.65	$2.34
Diluted earnings per $0.25 Ordinary Share	$2.63	$2.32
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

Table 19: Condensed consolidated statement of comprehensive income: Q2 2024

	Unreviewed[13]	Unreviewed
For the quarter ended 30 June	2024	2023
	$m	$m
Total Revenue	12,938	11,416
Product Sales	12,452	10,882
Alliance Revenue	482	341
Collaboration Revenue	4	193
Cost of sales	(2,183)	(1,960)
Gross profit	10,755	9,456
Distribution expense	(132)	(131)
Research and development expense	(3,008)	(2,667)
Selling, general and administrative expense	(4,929)	(4,986)
Other operating income and expense	60	784
Operating profit	2,746	2,456
Finance income	100	64
Finance expense	(443)	(431)
Share of after tax losses in associates and joint ventures	(6)	(1)
Profit before tax	2,397	2,088
Taxation	(469)	(268)
Profit for the period	1,928	1,820

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(43)	17
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	54	(94)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	12	2
Tax on items that will not be reclassified to profit or loss	12	(29)
	35	(104)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(39)	(209)
Foreign exchange arising on designated liabilities in net investment hedges	2	(94)
Fair value movements on cash flow hedges	(52)	33
Fair value movements on cash flow hedges transferred to profit and loss	32	4
Fair value movements on derivatives designated in net investment hedges	23	24
Costs of hedging	(1)	(1)
Tax on items that may be reclassified subsequently to profit or loss	3	-
	(32)	(243)
Other comprehensive income/(expense), net of tax	3	(347)
Total comprehensive income for the period	1,931	1,473
Profit attributable to:
Owners of the Parent	1,927	1,818
Non-controlling interests	1	2
	1,928	1,820
Total comprehensive income attributable to:
Owners of the Parent	1,930	1,471
Non-controlling interests	1	2
	1,931	1,473
Basic earnings per $0.25 Ordinary Share	$1.24	$1.17
Diluted earnings per $0.25 Ordinary Share	$1.24	$1.17
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

[13]

The Q2 2024 and Q2 2023 information in respect of the three months ended 30 June 2024 and 30 June 2023 respectively included in the Interim financial statements have not been reviewed by PricewaterhouseCoopers LLP.

Table 20: Condensed consolidated statement of financial position

	Reviewed[14]	Audited	Reviewed
	At 30 Jun	At 31 Dec	At 30 Jun
	2024	2023	2023
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	9,630	9,402	8,675
Right-of-use assets	1,203	1,100	949
Goodwill	21,060	20,048	19,960
Intangible assets	39,426	38,089	38,326
Investments in associates and joint ventures	264	147	72
Other investments	1,607	1,530	1,071
Derivative financial instruments	217	228	163
Other receivables	806	803	752
Deferred tax assets	4,734	4,718	3,736
	78,947	76,065	73,704
Current assets
Inventories	5,667	5,424	5,051
Trade and other receivables	11,047	12,126	11,092
Other investments	160	122	148
Derivative financial instruments	28	116	44
Income tax receivable	1,575	1,426	840
Cash and cash equivalents	6,916	5,840	5,664
	25,393	25,054	22,839
Total assets	104,340	101,119	96,543

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,067)	(5,129)	(4,556)
Lease liabilities	(292)	(271)	(231)
Trade and other payables	(20,463)	(22,374)	(19,738)
Derivative financial instruments	(51)	(156)	(83)
Provisions	(1,168)	(1,028)	(567)
Income tax payable	(1,525)	(1,584)	(1,200)
	(28,566)	(30,542)	(26,375)
Non-current liabilities
Interest-bearing loans and borrowings	(27,225)	(22,365)	(24,329)
Lease liabilities	(949)	(857)	(722)
Derivative financial instruments	(61)	(38)	(68)
Deferred tax liabilities	(3,333)	(2,844)	(2,800)
Retirement benefit obligations	(1,326)	(1,520)	(1,078)
Provisions	(1,074)	(1,127)	(1,357)
Other payables	(2,208)	(2,660)	(2,398)
	(36,176)	(31,411)	(32,752)
Total liabilities	(64,742)	(61,953)	(59,127)
Net assets	39,598	39,166	37,416

Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	388	388	387
Share premium account	35,199	35,188	35,163
Other reserves	2,078	2,065	2,076
Retained earnings	1,847	1,502	(234)
	39,512	39,143	37,392
Non-controlling interests	86	23	24
Total equity	39,598	39,166	37,416

[14]

The Condensed consolidated statement of financial position as at 30 June 2024 and 30 June 2023 have been reviewed by PricewaterhouseCoopers LLP. The Condensed consolidated statement of financial position as at 31 December 2023 has been audited by PricewaterhouseCoopers LLP.

Table 21: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	3,621	3,621	3	3,624
Other comprehensive income	-	-	-	31	31	-	31
Transfer to other reserves	-	-	7	(7)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,047)	(3,047)	-	(3,047)
Issue of Ordinary Shares	-	8	-	-	8	-	8
Share-based payments charge for the period	-	-	-	274	274	-	274
Settlement of share plan awards	-	-	-	(532)	(532)	-	(532)
Net movement	-	8	7	340	355	3	358
At 30 Jun 2023	387	35,163	2,076	(234)	37,392	24	37,416

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	4,106	4,106	2	4,108
Other comprehensive expense	-	-	-	(414)	(414)	-	(414)
Transfer to other reserves	-	-	13	(13)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,052)	(3,052)	-	(3,052)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Changes in non-controlling interests	-	-	-	-	-	61	61
Share-based payments charge for the period	-	-	-	307	307	-	307
Settlement of share plan awards	-	-	-	(589)	(589)	-	(589)
Net movement	-	11	13	345	369	63	432
At 30 Jun 2024	388	35,199	2,078	1,847	39,512	86	39,598

Table 22: Condensed consolidated statement of cash flows: H1 2024

For the half year ended 30 June	2024	2023
	$m	$m
Cash flows from operating activities
Profit before tax	5,197	4,350
Finance income and expense	645	654
Share of after tax losses of associates and joint ventures	19	1
Depreciation, amortisation and impairment	2,534	2,778
Movement in working capital and short-term provisions	(584)	(747)
Gains on disposal of intangible assets	(21)	(249)
Fair value movements on contingent consideration arising from business combinations	251	202
Non-cash and other movements	(550)	(594)
Cash generated from operations	7,491	6,395
Interest paid	(583)	(483)
Tax paid	(1,337)	(1,061)
Net cash inflow from operating activities	5,571	4,851
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(2,771)	(189)
Payments upon vesting of employee share awards attributable to business combinations	-	(23)
Payment of contingent consideration from business combinations	(474)	(398)
Purchase of property, plant and equipment	(799)	(517)
Disposal of property, plant and equipment	53	126
Purchase of intangible assets	(1,474)	(1,436)
Disposal of intangible assets	75	288
Movement in profit-participation liability	-	175
Purchase of non-current asset investments	(67)	(26)
Disposal of non-current asset investments	51	10
Movement in short-term investments, fixed deposits and other investing instruments	42	90
Payments to associates and joint ventures	(140)	-
Disposal of investments in associates and joint ventures	13	-
Interest received	206	134
Net cash outflow from investing activities	(5,285)	(1,766)
Net cash inflow before financing activities	286	3,085
Cash flows from financing activities
Proceeds from issue of share capital	11	8
Issue of loans and borrowings	4,976	3,816
Repayment of loans and borrowings	(2,643)	(3,408)
Dividends paid	(3,050)	(3,069)
Hedge contracts relating to dividend payments	(8)	27
Repayment of obligations under leases	(150)	(129)
Movement in short-term borrowings	2,503	72
Payment of Acerta Pharma share purchase liability	(833)	(867)
Net cash inflow/(outflow) from financing activities	806	(3,550)
Net increase/(decrease) in Cash and cash equivalents in the period	1,092	(465)
Cash and cash equivalents at the beginning of the period	5,637	5,983
Exchange rate effects	(52)	(47)
Cash and cash equivalents at the end of the period	6,677	5,471
Cash and cash equivalents consist of:
Cash and cash equivalents	6,916	5,664
Overdrafts	(239)	(193)
	6,677	5,471

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

‒	the condensed consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34;

‒	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;

‒	the half-yearly management report includes a fair review of the information required by:

a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six month period to 30 June 2024 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

25 July 2024

Independent review report to AstraZeneca PLC

Report on the Interim financial statements

Our conclusion

We have reviewed AstraZeneca PLC’s Interim financial statements (the “Interim financial statements”) in the half-yearly financial report of AstraZeneca PLC for the six month period ended 30 June 2024 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the Interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The Interim financial statements comprise:

‒	the Condensed consolidated statement of financial position as at 30 June 2024;
‒	the Condensed consolidated statement of comprehensive income: H1 2024 for the period then ended;
‒	the Condensed consolidated statement of changes in equity for the period then ended;
‒	the Condensed consolidated statement of cash flows: H1 2024 for the period then ended; and
‒	the explanatory notes to the Interim financial statements.

The Interim financial statements included in the half-yearly financial report of AstraZeneca PLC have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Independent review report to AstraZeneca PLC (continued)

Responsibilities for the Interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the Interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the half-yearly financial report, including the Interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the Interim financial statements in the half-yearly financial report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

25 July 2024

Notes to the Interim financial statements

Note 1:  Basis of preparation and accounting policies

These unaudited condensed consolidated Interim financial statements for the six months ended 30 June 2024 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the six months ended 30 June 2024 were approved by the Board of Directors for publication on 25 July 2024.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2023 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2023.

The comparative figures for the financial year ended 31 December 2023 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern

The Group has considerable financial resources available. As at 30 June 2024, the Group has $11.8bn in financial resources (cash and cash equivalent balances of $6.9bn and undrawn committed bank facilities of $4.9bn, with $5.4bn of borrowings due within one year. These facilities contain no financial covenants and were undrawn at 30 June 2024. The $4.9bn facilities are available until April 2029. Additionally, there are a further $2.0bn undrawn committed bank facilities available until February 2025.

The Group’s revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s  Annual Report and Form 20-F Information 2023.

Employee Benefit Trust

Following an amendment to the Employee Benefit Trust (EBT) Deed on 10th June 2024, AstraZeneca obtained control and commenced consolidation of the EBT. Going forward, cash paid on purchases of AstraZeneca Ordinary shares or American Depository Receipts, will be presented within Financing activities in the Cash flow statement.

Note 2:  Intangible assets

In accordance with IAS 36 ‘Impairment of Assets’, reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total impairment charge of $26m has been recorded against intangible assets during the six months ended 30 June 2024 (H1 2023: $320m net charge). In H1 2023, net impairment charges included the $244m impairment of the ALXN1840 intangible asset, following the decision to discontinue this development programme in Wilson’s disease.

The acquisition of Icosavax, Inc. completed on 19 February 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3, ‘Business Combinations’, with consideration of $841m principally relating to $639m of intangible assets, $141m of cash and cash equivalents and $51m of marketable securities. Contingent consideration of up to $300m could be paid on achievement of regulatory and sales milestones; these potential liabilities would be recorded when the relevant recognition event for a regulatory or sales milestone is achieved.

Note 3:  Net debt

The table below provides an analysis of Net debt and a reconciliation of Net Cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2023. Net debt is a non-GAAP financial measure.

Table 23: Net debt

	At 1 Jan	Cash		Non-cash	Exchange	At 30 Jun
	2024	flow	Acquisitions	& other	movements	2024
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,365)	(4,973)	(3)	(2)	118	(27,225)
Non-current instalments of leases	(857)	-	(12)	(97)	17	(949)
Total long-term debt	(23,222)	(4,973)	(15)	(99)	135	(28,174)
Current instalments of loans	(4,614)	2,583	(9)	(5)	27	(2,018)
Current instalments of leases	(271)	174	(6)	(197)	8	(292)
Commercial paper	-	(2,453)	-	-	-	(2,453)
Collateral received from derivative counterparties	(215)	13	-	-	-	(202)
Other short-term borrowings excluding overdrafts	(97)	(63)	-	-	5	(155)
Overdrafts	(203)	(35)	-	-	(1)	(239)
Total current debt	(5,400)	219	(15)	(202)	39	(5,359)
Gross borrowings	(28,622)	(4,754)	(30)	(301)	174	(33,533)
Net derivative financial instruments	150	65	-	(82)	-	133
Net borrowings	(28,472)	(4,689)	(30)	(383)	174	(33,400)
Cash and cash equivalents	5,840	885	242	-	(51)	6,916
Other investments - current	122	(42)	87	-	(7)	160
Cash and investments	5,962	843	329	-	(58)	7,076
Net debt	(22,510)	(3,846)	299	(383)	116	(26,324)

Net debt increased by $3,814m in the half year to $26,324m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 ‘Financial Instruments’.

In February 2024, AstraZeneca issued the following:

-	$1,250m of fixed-rate notes with a coupon of 4.8% maturing in February 2027
-	$1,250m of fixed-rate notes with a coupon of 4.85% maturing in February 2029
-	$1,000m of fixed-rate notes with a coupon of 4.9% maturing in February 2031
-	$1,500m of fixed-rate notes with a coupon of 5% maturing in February 2034

AstraZeneca repaid two bonds of carrying value $2,569m in Q2 2024 included in the cash outflow from Repayment of loans and borrowings of $2,643m. AstraZeneca also issued Commercial paper during the half year and the balance as at 30 June 2024 is $2,453m (H1 2023: $nil).

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 June 2024 was $202m (31 December 2023: $215m) and the carrying value of such cash collateral posted by the Group at 30 June 2024 was $97m (31 December 2023: $102m).

The equivalent GAAP measure to Net debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $nil (31 December 2023: $833m).

During the six months ended 30 June 2024, there have been no changes to the Company’s solicited long term credit ratings. Moody’s credit ratings were long term: A2; short term: P-1. Standard and Poor’s credit ratings were long term: A; short term: A-1.

Note 4:   Financial Instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $337m (31 December 2023: $313m) and for which a fair value gain of $1m has been recognised in the six months ended 30 June 2024 (H1 2023: $1m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2024 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,670m of other investments, $5,463m held in money-market funds, and $133m of derivatives as at 30 June 2024. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $350m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $97m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 30 June 2024, which have a carrying value of $33,533m in the Condensed consolidated statement of financial position, was $32,231m.

Table 24: Financial instruments – contingent consideration

	2024			2023
	Diabetes
	alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	1,945	192	2,137	2,222
Additions through business combinations	-	198	198	60
Settlements	(473)	(1)	(474)	(398)
Revaluations	220	31	251	202
Discount unwind	50	7	57	66
At 30 June	1,742	427	2,169	2,152

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS’s share of the global diabetes alliance of $1,742m (31 December 2023: $1,945m) would increase/decrease by $174m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5:  Business combinations

Gracell

On 22 February 2024, AstraZeneca completed the acquisition of Gracell Biotechnologies Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases. Gracell will operate as a wholly owned subsidiary of AstraZeneca, with operations in China and the US.

The acquisition enriches AstraZeneca’s growing pipeline of cell therapies with AZD0120 (formerly GC012F), a novel, clinical-stage T-cell (CAR-T: therapeutic chimeric antigen receptor) therapy. AZD0120 is a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases, including Systemic Lupus Erythematosus (SLE).

The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’. Consequently, the assets acquired, and liabilities assumed are recorded at fair value. Due to the proximity of the acquisition to the reporting date, the purchase price allocation exercise under IFRS 3 is in process, with the following items disclosed on a provisional basis.

Fair values
$m
Intangible assets	1,038
Cash and cash equivalents	212
Net deferred tax liability	(260)
Other immaterial balances	(89)
Total net assets acquired	901
Goodwill	136
Consideration	1,037

The total consideration fair value of $1,037m includes cash consideration of $983m and future regulatory milestone-based consideration of $54m. Intangible assets recognised relate to products in development, principally AZD0120, and were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are PTRS, peak year sales and revenue erosion profiles.

The net deferred tax liability of $260m principally arises from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill of $136m has been recognised, which principally comprises the premium attributable to the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

Gracell’s results have been consolidated into the Group’s results from 22 February 2024.

Fusion

On 4 June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., (Fusion) a clinical-stage biopharmaceutical company developing next-generation radioconjugates. The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments. As a result of the acquisition, Fusion became a wholly owned subsidiary of AstraZeneca, with operations in Canada and the US.

This acquisition complements AstraZeneca’s leading oncology portfolio with the addition of the Fusion pipeline of radioconjugates, including their most advanced programme, FPI-2265, a potential new treatment for patients with metastatic castration-resistant prostate cancer (mCRPC), and brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based radioconjugates to AstraZeneca.

The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’. Consequently, the assets acquired, and liabilities assumed are recorded at fair value. Due to the proximity of the acquisition to the reporting date, the purchase price allocation exercise under IFRS 3 is in process, with the following items disclosed on a provisional basis.

Fair values
$m
Intangible assets	1,326
Cash and cash equivalents	30
Current investments	87
Net deferred tax liability	(246)
Other immaterial balances	51
Total net assets acquired	1,248
Goodwill	947
Consideration	2,195

The total consideration fair value of $2,195m includes cash consideration of $2,051m and future regulatory milestone-based consideration of $144m. Intangible assets relating to products in development comprise the FPI-2265 ($848m), FPI-2059 ($165m) and AZD2068 ($313m) programmes. These were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are PTRS, peak year sales and revenue erosion profiles.

The net deferred tax liability of $246m principally arises from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill recognised comprises a number of not individually quantifiable elements. These include the premium attributable to a pre-existing well positioned business in the innovation intensive biopharmaceuticals market with a highly skilled workforce, unidentified potential products that future research and development may yield, and the core capabilities and knowledge base of the company including radioisotope supply and manufacturing expertise. Goodwill is not expected to be deductible for tax purposes.

Immediately prior to the acquisition, AstraZeneca held an approximately 1% shareholding in Fusion considered to have a fair value of $24m.

Fusion’s results have been consolidated into the Group’s results from 4 June 2024.

Note 6:   Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form

20-F Information 2023 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2024 and to 25 July 2024

Patent litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Enhertu

US patent proceedings

In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages.  In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court.  AstraZeneca and Daiichi Sankyo have appealed the District Court’s decision.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the USPTO issued a decision that the claims were unpatentable. Seagen has appealed this decision.

Tagrisso

US patent proceedings

In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso. In March 2024, the District Court dismissed Puma. The trial, with Wyeth as the plaintiff, took place in May 2024. The jury found Wyeth’s patents infringed and awarded Wyeth $107.5m in past damages. The jury also found that the infringement was not wilful. A bench trial on AstraZeneca’s indefiniteness and equitable defenses took place in June 2024. The parties await the court’s decision on the bench trial issues and consideration of post-trial motions.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaint, AstraZeneca alleged that a generic version of Calquence capsules, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.In 2024, AstraZeneca entered into settlement agreements with all five generic manufacturers, resolving the Calquence capsule ANDA litigation proceedings.

In April 2024, AstraZeneca received a Paragraph IV notice from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Calquence tablets. In May 2024, in response to the Paragraph IV notice, AstraZeneca filed a patent infringement lawsuit against Cipla Limited and Cipla USA, Inc. in the District Court, alleging that a generic version of Calquence tablets, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.

Lokelma

US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware (District Court). AstraZeneca alleged that a generic version of Lokelma, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.

AstraZeneca entered into separate settlement agreements with two generic manufacturers which resulted in dismissal of the corresponding litigations. Additional proceedings with the remaining generic manufacturers are ongoing in the District Court. Trial is scheduled for March 2025.

Lynparza

US patent proceedings

In December 2022, AstraZeneca received a Paragraph IV notice from Natco Pharma Limited (Natco) relating to Lynparza patents. In February 2023, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Natco in the US District Court for the District of New Jersey (District Court). In the complaint, AstraZeneca alleged that Natco’s generic version of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents. No trial date has been scheduled.

In December 2023, AstraZeneca received a Paragraph IV notice from Sandoz Inc. (Sandoz) relating to Lynparza patents.  In February 2024, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Sandoz in the District Court. In the complaint, AstraZeneca alleged that Sandoz’s generic version of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents. No trial date has been scheduled.

In May 2024, AstraZeneca filed additional ANDA actions against Natco and Sandoz asserting recently issued patents covering Lynparza. These actions have been consolidated with the earlier filed ANDA actions and no trial date has been scheduled.

In May 2024, AstraZeneca received a Paragraph IV notice from Cipla USA, Inc. and Cipla Limited (collectively, Cipla) relating to Lynparza patents. In June 2024, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Cipla in the District Court. In the complaint, AstraZeneca alleged that Cipla’s generic version of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents. No trial date has been scheduled.

Soliris

US patent proceedings

In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. (Samsung) in the US District Court for the District of Delaware alleging that Samsung’s biosimilar eculizumab product will infringe six Soliris-related patents. No trial date has been scheduled. Five of the six asserted patents are also the subject of inter partes review (IPR) proceedings before the US Patent and Trademark Office. Alexion filed a motion for a preliminary injunction seeking to enjoin Samsung from launching its biosimilar eculizumab product upon FDA approval. The court denied Alexion’s motion and Alexion has appealed that decision. On 22 July 2024, Samsung announced FDA approval of Samsung's biosimilar.

European patent proceedings

In March 2024, Alexion filed motions for provisional measures against Amgen Pharmaceuticals Inc (Amgen) and Samsung Bioepis Co. Ltd. (Samsung) and their respective affiliates at the Hamburg Local Division of the Unified Patent Court on the basis that Amgen’s and Samsung’s biosimilar eculizumab products infringe an Alexion patent. In June 2024 the UPC denied the requested provisional measures. Alexion has appealed this decision. In parallel, Samsung has filed opposition to the patent at the European Patent Office.

UK patent proceedings

In May 2024, Alexion initiated patent infringement proceedings against Amgen Ltd and Samsung Bioepis UK Ltd (Samsung UK) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an Alexion patent; on the same day, Samsung UK initiated a revocation action for the same patent. Trial has been scheduled for March 2025.

Tagrisso

Russia patent proceedings

In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm’s improper use of AstraZeneca’s information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. The appellate court affirmed the dismissal in March 2024. AstraZeneca filed a further appeal, which remains pending. The lawsuit against Axelpharm remains pending.

In Russia, in November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending AstraZeneca has also challenged before the Russian Patent and Trademark Office (“PTO”) the validity of the Axelpharm patent on which the compulsory licensing action is predicated; that challenge remains pending before the Russian PTO

In July 2024, AstraZeneca filed a patent infringement lawsuit and an unfair competition claim with the Federal Anti-Monopoly Service of Russia against AxelPharm and others related to the securing of state contracts in Russia for its generic version of osimertinib.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Anti-Terrorism Act Civil Lawsuit

US proceedings

In the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in the US District Court for the District of Columbia (District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013.  The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health.  In July 2020, the District Court granted AstraZeneca’s and the other defendants’ motion to dismiss the lawsuit, which the DC Circuit Court of Appeals (the Appellate Court) reversed in January 2022. In June 2024, the United States Supreme Court issued an order vacating the 2022 decision and granted AstraZeneca’s and the other defendants’ request for a remand to the Appellate Court for reconsideration under new case law.

Employment Litigation

US proceedings

In December 2022, AstraZeneca was served with a lawsuit filed by seven former employees in the US District Court for the District of Delaware (District Court) asserting claims of discrimination on grounds of age and religion, related to AstraZeneca’s vaccination requirement. In March 2023, AstraZeneca filed a partial motion to dismiss certain religious discrimination claims and a motion to strike the class and collective claims. In September 2023, Plaintiffs moved for conditional certification of the collective action. In June 2024, the District Court granted AstraZeneca’s partial motion to dismiss, granted AstraZeneca’s motion to strike, and denied without prejudice Plaintiff’s motion for conditional certification.

Pay Equity Litigation

US proceedings

AstraZeneca is defending a putative class and collective action in the US District Court for the Northern District of Illinois (District Court) brought by three named plaintiffs, who are former AstraZeneca employees. The case involves claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. In May 2024, the District Court conditionally certified a collective under the federal Equal Pay Act and authorised the sending of notice to potential collective action members. The notice was distributed in June 2024.

University of Sheffield Contract Dispute

UK proceedings

In June 2024, AstraZeneca was served with a lawsuit filed by the University of Sheffield (Sheffield). In its complaint, Sheffield alleges that AstraZeneca made misrepresentations to induce Sheffield to amend a patent license relating to Lynparza. AstraZeneca is considering its response.

Viela Bio, Inc. Shareholder Litigation

US proceedings

In February 2023, AstraZeneca was served with a lawsuit filed in Delaware state court against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc. In July 2024, the Court granted with prejudice AstraZeneca’s motion to dismiss.

Financial Statements

Legal proceedings brought by AstraZeneca considered to be contingent assets

PARP Inhibitor Royalty Dispute

UK proceedings

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements. In April 2023, after trial, the trial court issued a decision in AstraZeneca’s favour. In February 2024, the Court of Appeal reversed the decision. In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom. In May 2024, the Supreme Court denied permission to appeal. The case will return to the trial court for further proceedings.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Boston US Attorney Investigation

US Proceedings

In June 2024, AstraZeneca was served with a subpoena issued by the US Attorney’s Office in Boston, seeking documents and information relating to payments by AstraZeneca to healthcare providers. AstraZeneca is cooperating with this enquiry.

Turkish Ministry of Health Matter

Turkey proceedings

In Turkey, in July 2020, the Turkish Ministry of Health (Ministry of Health) initiated an investigation regarding payments to healthcare providers by Alexion and former employees and consultants.  The investigation arose from Alexion’s disclosure of a $21.5m civil settlement with the US Securities & Exchange Commission (SEC) in July 2020 fully resolving the SEC’s investigation into possible violations of the US Foreign Corrupt Practices Act.  In September 2021, the Ministry of Health completed its draft investigation report, and referred the matter to the Ankara Public Prosecutor’s Office with a recommendation for further proceedings against certain former employees. In June 2024, the Ankara Public Prosecutor’s Office closed its investigation without further action.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Inflation Reduction Act Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS’ motions and dismissed AstraZeneca’s lawsuit. AstraZeneca has appealed the District Court’s decision.

340B State Litigation

US proceedings

AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, and West Virginia challenging the constitutionality of each state’s 340B statute. In the Arkansas matter, trial is scheduled for April 2025. In the Louisiana matter, AstraZeneca and the state have filed motions for summary judgment and a hearing was held in June 2024. The remaining matters are in their preliminary stages.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Matters disclosed in respect of the first quarter of 2024 and to 25 April 2024

Patent litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Forxiga

UK patent proceedings

In the UK, one of AstraZeneca’s patents relating to Forxiga is being challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited. Trial is scheduled for March 2025.

Tagrisso

US patent proceedings

In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso. In March 2024, the District Court dismissed Puma. A trial, with Wyeth as the plaintiff, has been scheduled for May 2024.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaint, AstraZeneca alleged that a generic version of Calquence capsules, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. Trial is scheduled for March 2025.

In March and April 2024, AstraZeneca entered into settlement agreements with generic manufacturers, Sandoz Inc., and Natco Pharma Limited with Natco Pharma Inc., resulting in dismissal of the corresponding Calquence capsule ANDA litigation proceedings. Additional Calquence capsule ANDA litigation proceedings with the remaining three generic manufacturers are ongoing in the District Court.

In April 2024, AstraZeneca received a Paragraph IV notice from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Calquence tablets. AstraZeneca is considering its response.

Lokelma

US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware (District Court). Trial is scheduled for March 2025.

AstraZeneca entered into a settlement agreement with a generic manufacturer, Alkem Laboratories, which resulted in dismissal of the corresponding litigation. Additional proceedings with the remaining generic manufacturers are ongoing in the District Court.

Soliris

US patent proceedings

In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. (Samsung) in the US District Court for the District of Delaware alleging that Samsung’s biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents. No trial date has been scheduled. Five of the six asserted patents are also the subject of inter partes review proceedings before the US Patent and Trademark Office. In February 2024, Alexion filed a motion for a preliminary injunction seeking to enjoin Samsung from launching its biosimilar eculizumab product upon FDA approval. A hearing on Alexion’s preliminary injunction motion is scheduled for May 2024.

European patent proceedings

In March 2024, Alexion filed motions for preliminary injunctions against Amgen and Samsung at the Hamburg Local Division of the Unified Patent Court on the basis that Amgen’s and Samsung’s biosimilar eculizumab products infringe Alexion’s eculizumab molecule patent that is expected to grant in Q2 2024. No hearing date for the preliminary injunction motions has been set.

Tagrisso

Russia patent proceedings

In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm’s improper use of AstraZeneca’s information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. In January 2024, AstraZeneca filed an appeal, and the appellate court affirmed the dismissal in March 2024. The lawsuit against Axelpharm remains pending.

In Russia, in November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending.

Product liability litigation

Legal proceedings brought against AstraZeneca for which a provision has been taken

Nexium and Losec/Prilosec

US proceedings

AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury. In August 2017, the pending federal court cases were consolidated into a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. Cases alleging kidney injury were also filed in Delaware and New Jersey state courts.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (Louisiana District Court).

In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425m, for which a provision has been taken. The only remaining case is the one pending in the Louisiana District Court, which is scheduled for trial in January 2025.

Canada proceedings

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Onglyza and Kombiglyze

US proceedings

In the US, AstraZeneca has been defending various lawsuits in both California state court and in a consolidated federal proceeding alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In the California state court proceeding, the trial court granted summary judgment for AstraZeneca, which the California appellate court affirmed. The California Supreme Court has declined further review, and the California matter has concluded. The consolidated federal cases were dismissed in August 2022 by the US District Court for the Eastern District of Kentucky. That dismissal was affirmed by the US Court of Appeals for the Sixth Circuit in February 2024.

Vaxzevria

UK proceedings

AstraZeneca is defending lawsuits in the UK involving multiple claimants alleging injuries following vaccination with AstraZeneca’s COVID-19 vaccine. Most of the lawsuits involve claims of thrombosis with thrombocytopenia syndrome. No trial dates have been scheduled.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Antitrust Litigation

US proceedings

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Complaint. In February 2024, the District Court denied Plaintiffs’ request to file an amended complaint and entered an order closing the matter. In March 2024, Plaintiffs filed an appeal.

Definiens

Germany proceedings

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers.  The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46.43m in favour of the Sellers. In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court to set aside the arbitration award.

Financial Statements

Legal proceedings brought by AstraZeneca considered to be contingent assets

PARP Inhibitor Royalty Dispute

UK proceedings

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements. In April 2023, after trial, the trial court issued a decision in AstraZeneca’s favour. In February 2024, Court of Appeal reversed. In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Qui Tam

US proceedings

In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California (District Court). The complaint alleges that AstraZeneca violated the US False Claims Act and state law analogues. In March 2024, the District Court granted AstraZeneca’s motion to dismiss the First Amended Complaint without leave to amend. In April 2024, the relator filed an appeal.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Inflation Reduction Act Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS’ motions and dismissed AstraZeneca’s lawsuit.

Arkansas 340B Litigation

US proceedings

In March 2024, AstraZeneca filed a lawsuit against the State of Arkansas alleging that the Arkansas’s 340B statute is preempted by federal law and unconstitutional.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 7 :  Subsequent events

On 15 July 2024, AstraZeneca completed the acquisition of Amolyt Pharma, a clinical-stage biotechnology company focused on developing novel treatments for rare endocrine diseases. AstraZeneca acquired all outstanding equity of Amolyt for a total consideration of up to $1.05 billion, on a cash and debt free basis. This includes an initial payment of $800m on deal closing, subject to customary closing adjustments, and a further up to $250m in contingent milestones-based consideration. Due to the timing of the transaction post period end, the accounting and other disclosures will be finalised in the second half of 2024.

Table 25: H1 2024 - Product Sales year-on-year analysis15

The CER information in respect of H1 2024 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	9,737	17	21	4,387	20	2,300	18	28	1,967	25	23	1,083	(2)	8
Tagrisso	3,203	10	13	1,282	16	919	8	16	628	16	15	374	(11)	(2)
Imfinzi	2,259	20	25	1,202	17	245	35	58	459	38	36	353	7	19
Calquence	1,508	27	28	1,048	21	75	82	n/m	320	42	41	65	30	34
Lynparza	1,450	6	9	607	5	320	15	26	398	9	8	125	(14)	(6)
Enhertu	249	n/m	n/m	-	-	161	n/m	n/m	57	n/m	n/m	31	n/m	n/m
Zoladex	549	19	27	8	20	415	22	31	77	16	14	49	2	12
Imjudo	136	35	38	88	30	7	n/m	n/m	16	n/m	n/m	25	(5)	6
Truqap	142	n/m	n/m	141	n/m	-	-	-	-	-	-	1	n/m	n/m
Orpathys	25	14	19	-	-	25	14	19	-	-	-	-	-	-
Others	216	(21)	(15)	11	6	133	(21)	(15)	12	(36)	(36)	60	(21)	(12)
BioPharmaceuticals: CVRM	6,164	18	22	1,483	16	2,749	17	24	1,559	33	32	373	(8)	2
Farxiga	3,785	35	38	867	37	1,474	37	44	1,233	45	44	211	(15)	(5)
Brilinta	665	-	2	354	(1)	166	4	14	136	-	(1)	9	(26)	(19)
Crestor	589	1	6	22	(18)	475	4	9	22	(30)	(29)	70	3	13
Seloken/Toprol-XL	315	(8)	(1)	-	n/m	307	(8)	(1)	6	4	7	2	(39)	(37)
Lokelma	249	26	30	115	10	42	75	83	41	62	61	51	16	31
roxadustat	163	22	27	-	-	163	22	27	-	-	-	-	n/m	n/m
Andexxa	105	18	21	42	14	2	n/m	n/m	40	38	36	21	(9)	4
Wainua	21	n/m	n/m	21	n/m	-	-	-	-	-	-	-	-	-
Others	272	(30)	(28)	62	(50)	120	(27)	(22)	81	(10)	(10)	9	(7)	(5)
BioPharmaceuticals: R&I	3,601	17	20	1,567	21	1,032	16	23	680	17	16	322	7	12
Symbicort	1,491	16	19	598	38	450	11	21	286	-	(1)	157	(4)	(2)
Fasenra	781	5	6	478	2	41	45	53	192	9	8	70	(2)	6
Pulmicort	379	10	14	8	(53)	317	16	22	37	1	(1)	17	(13)	(9)
Breztri	454	48	51	225	37	131	61	69	65	80	79	33	33	44
Tezspire	100	n/m	n/m	-	-	5	n/m	n/m	61	n/m	n/m	34	n/m	n/m
Saphnelo	203	77	77	184	71	2	n/m	n/m	10	n/m	n/m	7	86	91
Airsupra	21	n/m	n/m	21	n/m	-	-	-	-	-	-	-	-	-
Others	172	(27)	(26)	53	(47)	86	(18)	(14)	29	3	2	4	(12)	(10)
BioPharmaceuticals: V&I	324	(27)	(24)	55	n/m	131	(12)	(7)	81	(28)	(30)	57	(68)	(65)
Synagis	253	(11)	(6)	(1)	n/m	131	4	10	67	(27)	(29)	56	(15)	(6)
Beyfortus	54	n/m	n/m	53	n/m	-	-	-	-	(81)	(61)	1	n/m	n/m
FluMist	8	n/m	n/m	3	n/m	-	-	-	5	n/m	97	-	n/m	n/m
COVID-19 mAbs	3	(98)	(98)	-	-	-	n/m	n/m	3	(58)	(59)	-	n/m	n/m
Others	6	(79)	(80)	-	-	-	n/m	n/m	6	(41)	(43)	-	n/m	n/m
Rare Disease	4,243	11	15	2,517	10	454	40	70	794	3	2	478	9	20
Ultomiris	1,804	32	35	1,032	27	66	n/m	n/m	411	32	31	295	42	58
Soliris	1,439	(13)	(8)	808	(9)	255	19	54	260	(29)	(30)	116	(33)	(30)
Strensiq	653	16	18	529	17	31	30	47	48	14	12	45	4	15
Koselugo	247	55	64	101	13	83	n/m	n/m	45	95	92	18	n/m	n/m
Kanuma	100	17	20	47	18	19	7	20	30	24	25	4	11	20
Other medicines	560	(9)	(2)	52	(24)	385	(1)	8	53	10	10	70	(35)	(29)
Nexium	459	(7)	1	47	(22)	318	4	15	26	3	2	68	(34)	(28)
Others	101	(17)	(14)	5	(40)	67	(22)	(18)	27	18	19	2	(53)	(49)
Total Product Sales	24,629	15	18	10,061	17	7,051	16	26	5,134	21	19	2,383	(6)	3
[15]

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Table 26: Q2 2024 - Product Sales year-on-year analysis (Unreviewed)16

The Q2 2024 information in respect of the three months ended 30 June 2024 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	4,976	14	18	2,302	17	1,098	11	22	1,015	24	24	561	(9)	2
Tagrisso	1,608	8	12	658	13	432	6	15	327	15	15	191	(12)	(1)
Imfinzi	1,147	13	18	620	15	117	16	39	227	33	33	183	(9)	3
Calquence	790	21	22	554	14	36	51	72	167	42	43	33	20	23
Lynparza	744	4	7	319	3	153	8	18	206	10	11	66	(15)	(6)
Enhertu	127	89	99	-	-	77	60	72	31	n/m	n/m	19	n/m	n/m
Zoladex	273	17	25	5	29	201	17	28	42	23	21	25	6	17
Imjudo	74	17	19	49	37	4	n/m	n/m	8	64	55	13	(38)	(30)
Truqap	92	n/m	n/m	91	n/m	-	-	-	-	-	-	1	n/m	n/m
Orpathys	12	(7)	(3)	-	-	12	(7)	(3)	-	-	-	-	-	-
Others	109	(17)	(11)	6	24	66	(16)	(10)	7	(11)	(10)	30	(26)	(16)
BioPharmaceuticals: CVRM	3,153	18	22	735	11	1,384	17	24	843	38	38	191	(14)	(3)
Farxiga	1,940	29	32	394	16	763	32	39	680	49	49	103	(23)	(14)
Brilinta	342	3	5	191	7	78	(1)	6	69	1	1	4	(38)	(23)
Crestor	292	4	11	12	(2)	234	8	14	10	(34)	(32)	36	3	15
Seloken/Toprol-XL	150	(8)	-	-	n/m	146	(8)	-	3	46	53	1	(40)	(38)
Lokelma	136	36	41	64	29	21	68	78	23	63	64	28	16	33
roxadustat	88	20	26	-	-	88	20	26	-	-	-	-	-	-
Andexxa	59	29	35	22	34	1	n/m	n/m	22	51	51	14	(6)	8
Wainua	16	n/m	n/m	16	n/m	-	-	-	-	-	-	-	-	-
Others	130	(26)	(24)	36	(45)	53	(19)	(14)	36	(9)	(8)	5	(14)	(12)
BioPharmaceuticals: R&I	1,797	21	24	830	23	444	23	34	350	21	21	173	8	14
Symbicort	722	20	25	299	49	197	12	25	143	4	5	83	(4)	(1)
Fasenra	423	4	5	268	-	19	33	46	99	11	11	37	3	11
Pulmicort	155	25	30	3	(53)	126	40	47	17	6	2	9	(18)	(13)
Breztri	235	44	47	120	43	61	42	49	35	68	69	19	26	37
Tezspire	57	n/m	n/m	-	-	3	n/m	n/m	35	n/m	n/m	19	n/m	n/m
Saphnelo	112	65	65	101	59	1	28	n/m	6	n/m	n/m	4	90	86
Airsupra	14	n/m	n/m	14	n/m	-	-	-	-	-	-	-	-	-
Others	79	(24)	(22)	25	(52)	37	7	12	15	2	3	2	(6)	(4)
BioPharmaceuticals: V&I	112	28	42	28	n/m	41	(10)	4	7	(55)	(53)	36	36	55
Synagis	81	(6)	8	(1)	n/m	41	(16)	(2)	6	(42)	(42)	35	27	46
Beyfortus	28	n/m	n/m	27	n/m	-	-	-	-	n/m	(91)	1	n/m	n/m
FluMist	2	n/m	n/m	2	n/m	-	-	-	-	(26)	(21)	-	-	-
COVID-19 mAbs	1	n/m	n/m	-	-	-	n/m	n/m	1	(65)	(64)	-	(99)	(99)
Others	-	n/m	n/m	-	-	-	-	-	-	n/m	n/m	-	-	-
Rare Disease	2,147	10	14	1,311	10	203	35	67	392	3	3	241	7	18
Ultomiris	946	33	36	550	27	35	n/m	n/m	209	38	38	152	38	56
Soliris	700	(14)	(8)	398	(11)	129	30	74	118	(36)	(36)	55	(36)	(33)
Strensiq	340	13	14	283	14	10	7	15	24	13	13	23	4	17
Koselugo	114	43	45	55	13	24	73	80	26	n/m	n/m	9	63	85
Kanuma	47	3	8	25	21	5	(54)	(49)	15	28	33	2	11	41
Other medicines	267	(11)	(5)	28	(13)	179	(3)	5	24	(7)	(7)	36	(38)	(32)
Nexium	219	(12)	(5)	25	(17)	146	(2)	7	13	(5)	(5)	35	(37)	(32)
Others	48	(9)	(6)	3	39	33	(8)	(4)	11	(9)	(9)	1	(54)	(49)
Total Product Sales	12,452	14	18	5,234	16	3,349	15	25	2,631	23	23	1,238	(5)	5
[16]

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Table 27: Alliance Revenue

	H1 2024	H1 2023
	$m	$m
Enhertu	683	475
Tezspire	180	105
Beyfortus	26	-
Other Alliance Revenue	50	47
Total	939	627

Table 28: Collaboration Revenue

	H1 2024	H1 2023
	$m	$m
Farxiga: sales milestones	49	25
COVID-19 mAbs: licence fees	-	180
Other Collaboration Revenue	-	15
Total	49	220

Table 29: Other operating income and expense

	H1 2024	H1 2023
	$m	$m
brazikumab licence termination funding	-	75
Divestment of US rights to Pulmicort Flexhaler	-	241
Update to the contractual relationships for Beyfortus (nirsevimab)	-	712
Other	127	135
Total	127	1,163

Other shareholder information

Financial calendar

Announcement of 9M and Q3 2024 results: 12 November 2024
Announcement of FY and Q4 2024 results: 6 February 2025

Dividends are normally paid as follows:

First interim:announced with half year results and paid in September

Second interim:announced with full year results and paid in March

The record date for the first interim dividend for 2024, payable on 9 September 2024, will be 9 August 2024. The ex-dividend date will be 8 August 2024.

Conclusion of audit tender

Following a rigorous process, the audit tender for the Group’s external audit provider has now concluded. The Audit Committee has recommended, and the Board has endorsed, the appointment of KPMG as the Group’s external auditor for the financial year ending 31 December 2026. A resolution will be put to shareholders at the 2026 Annual General Meeting (AGM) to approve this appointment. It is intended that PwC, who have been the Group’s auditor since the year ended 31 December 2017, will continue as the Group’s auditors for the years ended 31 December 2024 and 2025 and will cease to hold office at the conclusion of the Company’s 2026 AGM.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	American Stock Transfer 6201 15th Avenue Brooklyn NY 11219
United Kingdom	United Kingdom	Sweden	United States
+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

‒	the risk of failure or delay in delivery of pipeline or launch of new medicines
‒	the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒	the risk of failures or delays in the quality or execution of the Group’s commercial strategies
‒	the risk of pricing, affordability, access and competitive pressures
‒	the risk of failure to maintain supply of compliant, quality medicines
‒	the risk of illegal trade in the Group’s medicines
‒	the impact of reliance on third-party goods and services
‒	the risk of failure in information technology or cybersecurity
‒	the risk of failure of critical processes
‒	the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒	the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒	the risk of the safety and efficacy of marketed medicines being questioned
‒	the risk of adverse outcome of litigation and/or governmental investigations
‒	intellectual property-related risks to the Group’s products
‒	the risk of failure to achieve strategic plans or meet targets or expectations
‒	the risk of failure in financial control or the occurrence of fraud
‒	the risk of unexpected deterioration in the Group’s financial position
‒

the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition

Glossary

1L, 2L, etc	First line, second line, etc	GAAP	Generally Accepted Accounting Principles
ADC	Antibody drug conjugate	GEJ	Gastro oesophageal junction
aHUS	Atypical haemolytic uraemic syndrome	GI	Gastrointestinal
AKT	Protein kinase B	GLP1 / -RA	Glucagon-like peptide-1 / receptor agonist
AL amyloidosis	Light chain amyloidosis	gMG	Generalised myasthenia gravis
ANDA	Abbreviated New Drug Application (US)	HCC	Hepatocellular carcinoma
ASO	Antisense oligonucleotide	HER2 / +/- / low / m	Human epidermal growth factor receptor 2 / positive / negative / low level expression / mutant
ATTR-CM	Transthyretin-mediated amyloid cardiomyopathy	HF/ pEF / rEF	Heart failure / with preserved ejection fraction / with reduced ejection fraction
ATTRv / -PN / -CM	Hereditary transthyretin-mediated amyloid / polyneuropathy / cardiomyopathy	hMPV	Human metapneumovirus
BCMA	B-cell maturation antigen	HR	Hazard ratio
BRCA / m	Breast cancer gene / mutation	HR / + / -	Hormone receptor / positive / negative
BTC	Biliary tract cancer	HRD	Homologous recombination deficiency
BTK	Bruton tyrosine kinase	HRR / m	Homologous recombination repair gene / mutation
C5	Complement component 5	i.m.	Intramuscular injection
CAR-T	Chimeric antigen receptor T-cell	i.v.	Intravenous injection
cCRT	Concurrent chemoradiotherapy	IAS / B	International Accounting Standards / Board
CD19	A gene expressed in B-cells	ICS	Inhaled corticosteroid
CER	Constant exchange rates	IFRS	International Financial Reporting Standards
CHMP	Committee for Medicinal Products for Human Use (EU)	IgAN	Immunoglobulin A neuropathy
CI	Confidence interval	IHC	Immunohistochemistry
CKD	Chronic kidney disease	IL-5, IL-33, etc	Interleukin-5, Interleukin-33, etc
CLL	Chronic lymphocytic leukaemia	IP	Intellectual Property
COPD	Chronic obstructive pulmonary disease	IVIg	Intravenous immune globulin
COP28	28th annual United Nations (UN) climate meeting	LABA	Long-acting beta-agonist
CRC	Colorectal cancer	LAMA	Long-acting muscarinic-agonist
CRL	Compete Response Letter	LS-SCLC	Limited stage small cell lung cancer
CRPC	Castration-resistant prostate cancer	LRTD	Lower respiratory tract disease
CSPC	Castration-sensitive prostate cancer	m	Metastatic, e.g. mBTC , mCRPC, mCSPC
CTLA-4	Cytotoxic T-lymphocyte-associated antigen 4	mAb	Monoclonal antibody
CVRM	Cardiovascular, Renal and Metabolism	MDL	Multidistrict litigation
DDR	DNA damage response	MET	Mesenchymal epithelial transition
DNA	Deoxyribonucleic acid	NF1-PN	Neurofibromatosis type 1 with plexiform neurofibromas
EBITDA	Earnings before interest, tax, depreciation and amortisation	n/m	Not meaningful
EGFR / m	Epidermal growth factor receptor / gene mutation	NMOSD	Neuromyelitis optica spectrum disorder
EGPA	Eosinophilic granulomatosis with polyangiitis	NRDL	National reimbursement drug list
EPS	Earnings per share	NSCLC	Non-small cell lung cancer
ER	Estrogen receptor	OECD	Organisation for Economic Co-operation and Development
ERBB2	v-erb-b2 avian erythroblastic leukaemia viral oncogene homologue 2	OOI	Other operating income

EVH	Extravascular haemolysis	ORR	Overall response rate
FDA	Food and Drug Agency (US)	OS	Overall survival
FDC	Fixed dose combination	PARP / i / -1sel	Poly ADP ribose polymerase / inhibitor /-1 selective
g	Germline, e.g. gBRCAm	pCR	Pathologic complete response
PCSK9	Proprotein convertase subtilisin/kexin type 9	sBLA	Supplemental biologics license application (US)
PD	Progressive disease	SCLC	Small cell lung cancer
PD-1	Programmed cell death protein 1	s.c.	Subcutaneous injection
PD-L1	Programmed cell death ligand 1	SEA	Severe eosinophilic asthma
PDUFA	Prescription Drug User Fee Act	SEC	Securities Exchange Commission (US)
PHSSR	Partnership for Health System Sustainability and Resilience	SG&A	Sales, general and administration
PFS	Progression free survival	SGLT2	Sodium-glucose cotransporter 2
PIK3CA	Phosphatidylinositol-4,5- bisphosphate 3-kinase, catalytic subunit alpha	SLL	Small lymphocytic lymphoma
		SMI	Sustainable Markets Initiative
		sNDA	Supplemental new drug application
PMDI	Pressure metered dose inhaler	SPA	Share Purchase Agreement
PNH / -EVH PPI	Paroxysmal nocturnal haemoglobinuria / with extravascular haemolysis Proton pump inhibitors	T2D	Type-2 diabetes
		TACE	Transarterial chemoembolization
		THP	A treatment regimen: docetaxel, trastuzumab and pertuzumab
PSR	Platinum sensitive relapse	TNBC	Triple negative breast cancer
PTEN	Phosphatase and tensin homologue	TNF	Tumour necrosis factor
		TOP1	Topoisomerase I
Q3W, Q4W, etc	Every three weeks, every four weeks, etc	TROP2	Trophoblast cell surface antigen 2
		USPTO	US Patent and Trademark Office
R&D	Research and development	V&I	Vaccines & Immune Therapies
R&I	Respiratory & Immunology	VBP	Volume-based procurement
RSV	Respiratory syncytial virus	VLP	Virus like particle

- End of document –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25th July, 2024	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary